UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of June, 2010
COMMISSION FILE NUMBER: 1-7239
KOMATSU LTD.

Translation of registrant’s name into English
3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive office
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	Notice of Convocation of the 141st Ordinary General Meeting of Shareholders.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD. (Registrant)
Date: June 29, 2010	By:	/S/ Kenji Kinoshita
Kenji Kinoshita
Director and Senior Executive Officer

(Translation)
Notes: 1.	This document has been translated from the Japanese original for the convenience of non-Japanese shareholders. In the event of any discrepancy between this document and the Japanese original, the original shall prevail.

2.	Regarding nonresident shareholders, if you wish to exercise your voting rights, please instruct your custodians, nominees or brokers accordingly in advance of the date of the Ordinary General Meeting of Shareholders.
NOTICE OF CONVOCATION OF THE
ONE HUNDRED AND FORTY-FIRST (141ST)
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF KOMATSU LTD.
Securities Code: 6301
June 1, 2010
Dear Shareholders:
Please be advised that the 141st Ordinary General Meeting of Shareholders of Komatsu Ltd. (hereinafter “the Company”) will be held in accordance with the particulars indicated in the attachment hereto. Your attendance at the meeting is cordially requested.
If you are unable to attend the above Meeting in person, it would be very appreciated if you could “Exercise voting rights by conventional postal delivery” or “Exercise voting rights via the Internet.” Please check the “Reference Materials for the General Meeting of Shareholders” (pages 55 to 67) and exercise your voting rights by 5:45 p.m. on Tuesday, June 22, 2010 (Japan Time).
(Exercising voting rights by conventional postal delivery)
Please indicate “for” or “against” for each agenda item shown on the enclosed Card for Exercising Voting Rights, and return it via the conventional postal delivery system. The mail must be delivered to the Company by the above time for exercising voting rights.
(Exercising voting rights via the Internet)
Please carefully access the website (http://www.evote.jp/) designated by the Company, follow the directions on the screen, and indicate “for” or “against” for each agenda item. Voting must be performed by the above time for exercising voting rights.
Institutional investors can utilize the electronic platform for exercising voting rights, which is operated by ICJ, Inc. (hereinafter “ICJ”).

Sincerely, Kunio Noji President and Representative Director Komatsu Ltd. 3-6, Akasaka 2-chome, Minato-ku, Tokyo
In an effort to enhance the convenience of institutional investors, the Company participates in the electronic voting platform operated by ICJ via ProxyEdge system of Broadridge. For details on the platform, please contact your custodians, nominees or brokers. Voting via Internet other than ICJ platform is only available for registered shareholders in Japan with Japanese language only.
Details

1. Date and Time:	Wednesday, June 23, 2010 at 10:00 a.m. (Japan Time)

2. Place:	West Hall 1, West Exhibition Hall, Tokyo Big Sight 11-1, Ariake 3-chome, Koto-ku, Tokyo

3. Purpose:
Items to Be Reported
(1)	The Business Report and the Consolidated Statutory Report for the 141st fiscal year (April 1, 2009 — March 31, 2010), as well as the Accounting Auditors’ Report and Board of Corporate Auditors’ Report on the Result of the Audited Consolidated Statutory Report.

(2)	The Non-Consolidated Statutory Report for the 141st fiscal year (April 1, 2009 — March 31, 2010).
Items to Be Resolved

Item 1:	Appropriation of Surplus

Item 2:	Election of Ten (10) Directors

Item 3:	Election of One (1) Corporate Auditor

Item 4:	Payment of Bonuses for Directors

Item 5:	Establishment of the Amount and Features of Remuneration for Directors of the Company in the Form of Stock Acquisition Rights to be Granted as “Stock-Based Remuneration”

Item 6:	Giving the Board of Directors the Authority to Issue Stock Acquisition Rights as “Stock-Based Remuneration” to Employees of the Company and Directors of Major Subsidiaries of the Company
4. Matters Related to the Exercise of Voting Rights
(1)	Handling of duplicated voting

If you exercise your voting rights twice, both by mail and via the Internet, the voting via the Internet shall prevail regardless of the arrival date of the mailed vote. In the case of multiple voting via the Internet, the last voting shall prevail.

(2)	Split exercise of voting rights

If you split your exercise of voting rights, you are required to notify the Company the details and the reasons for this in writing.
Notes:
1.	In the event that you attend in person, please submit the enclosed Card for Exercising Voting Rights at the reception.

2.	Please note that any changes in the matters described in Reference Materials for the General Meeting of Shareholders, Business Report, Non-Consolidated Statutory Report, and Consolidated Statutory Report will be posted on our website on the Internet (http://www.komatsu.co.jp/).

Information in English will be posted on our English website (http://www.komatsu.com).

3.	This document, entitled “Notice of Convocation of the 141st Ordinary General Meeting of Shareholders of Komatsu Ltd.” is also available on our website (http://www.komatsu.co.jp/).

Information in English will be posted on our English website (http://www.komatsu.com).

4.	After the General Meeting of Shareholders, we are planning to hold an event “New Technology and CSR* Exhibition”, so that please feel free to stop by if you have time.

*	CSR: Corporate Social Responsibility

ATTACHED DOCUMENTS
Business Report
(April 1, 2009 - March 31, 2010)
1. Current Conditions of the Komatsu
(1) Outline of Operations and Business Results
During the fiscal year ended March 31, 2010, some economies of the world generated signs of recovery, reflecting positive effects of the economic stimulus packages of their respective governments. In particular, leading other economies, the Chinese economy upturned for full-momentum growth in the first half, supported by the government’s massive economic stimulus measures. The positive effects of the Chinese economic growth are reaching to surrounding Asian countries and those with natural resources, helping their economic recovery. However, the pace of economic recovery was dull in developed countries including Japan, North America and Europe, bringing about a challenging overall business environment.
Komatsu Ltd. and its subsidiaries (hereinafter “Komatsu”) engaged in production adjustment around the world and achieved an appropriate level of inventories in the first half. Komatsu also reorganized production of businesses of both the Construction, Mining and Utility Equipment and the Industrial Machinery and Others, while realigning sales of construction equipment and forklift trucks in Japan. At the same time, Komatsu worked to substantially cut down fixed costs. To ensure sales and profits, Komatsu reinforced ICT*-deployed businesses, such as the KOMTRAX (Komatsu Machine Tracking System), strengthened operations in China and mining equipment, in which business was expanding, and worked to strengthen the parts and service business. However, as affected by global demand, which did not come back to the level of the pre-financial meltdown and the Japanese yen’s appreciation against major currencies, consolidated net sales for the fiscal year declined 29.2% from the previous fiscal year, to JPY 1,431.5 billion (USD 15,393 million, at USD 1.00=JPY 93.00). With respect to profits, operating income decreased 55.9% to JPY 67.0 billion (USD 721 million). Income before income taxes and equity in earnings of affiliated companies amounted to JPY 64.9 billion (USD 699 million), down 49.5%. Net income attributable to Komatsu Ltd. declined 57.4% to JPY 33.5 billion (USD 361 million). These results were all lower than those of the previous fiscal year.

*	ICT: Information and Communication Technology
Consolidated Results for the Fiscal Year

	141st Fiscal Year		Changes
	(April 2009-March 2010)		(141st/140th)
Net sales	JPY	1,431.5 billion	-29.2%
Operating income	JPY	67.0 billion	-55.9%
Income before income taxes and equity in earnings of affiliated companies	JPY	64.9 billion	-49.5%
Net income attributable to Komatsu Ltd.	JPY	33.5 billion	-57.4%
Notes:

1.	The Consolidated Statutory Report of the Company is prepared in accordance with Article 3, paragraph 1 of the Supplementary Provisions of the Corporate Accounting Regulations (Ordinance of the Ministry of Justice No. 46 of 2009) and the method of preparation conforms to the accounting principles generally accepted in the United States in terms of terminology and format (hereinafter “U.S. GAAP”).

2.	“Net income attributable to Komatsu Ltd.” is equivalent to “Net income” for the fiscal year ended March 31, 2009 and preceding fiscal years.

Business results by operations are described below.
Consolidated Sales by Operation

			Changes
Segment	141st Fiscal Year		(141st/140th)
Construction, Mining and Utility Equipment	JPY	1,268.5 billion	-27.3%
Industrial Machinery and Others	JPY	162.9 billion	-41.2%
Total	JPY	1,431.5 billion	-29.2%
1) Construction, Mining and Utility Equipment
In addition to China, with full-scale recovery in demand, in some emerging economies, such as Indonesia, India and Brazil, demand headed for recovery. Meanwhile, demand remained slack in Japan, North America, Europe and other regions, reducing global demand to a level lower than that in the previous fiscal year. While global demand dropped, Komatsu reduced production in order to attain an appropriate level of inventories, including those of distributors and the Japanese yen appreciated against major currencies. Adversely affected by these factors, consolidated net sales of construction, mining and utility equipment declined 27.3% from the previous fiscal year, to JPY 1,268.5 billion (USD 13,641 million).
In response to growing concerns over global warming and the need to reduce CO2 emissions around the world, Komatsu launched hybrid hydraulic excavators in China during the fiscal year under review, following their launching in Japan two years ago, in order to reduce CO2 emissions from Komatsu equipment being used by customers. Hybrid models are expected to cut down fuel consumption substantially. In Indonesia, Komatsu embarked on a new joint project with a mining equipment customer and a Komatsu distributor. This project calls for the production of biodiesel fuel from Jatropha* and other feedstock plants grown on the customer’s reclamation areas and the use of biodiesel fuel to power Komatsu dump trucks at the customer’s mine.

*	Jatropha is considered to be one of the ideal feedstock plants that produces oil from its inedible seeds and grows even on dry and less fertile soil.
<Japan>
While public-sector investment was firm, as supported by the effects of a supplementary budget, private-sector capital investment and residential investment remained slack. As a result, overall demand sharply receded from the previous fiscal year, and sales also declined from the previous fiscal year.
During the fiscal year under review, Komatsu concerted efforts to further enhance the efficiency of production and sales operations by closing down its Mooka Plant in Tochigi and transferring production to Ibaraki and other plants and by restructuring its distributors. Meanwhile, by anticipating future market growth for hybrid hydraulic excavators in Japan and overseas, Komatsu expanded the production capacity for electric motors and other key components for hybrid hydraulic excavators at its Shonan Plant in Kanagawa.
<Americas>
In North America, the operating rate of construction equipment showed signs of bottoming out, but fell short of increasing market demand against the backdrop of uncertainty over prolonged economic recovery. As a result, the business environment remained challenging. In Latin America, market demand upturned for recovery in Brazil and some other countries from being affected by market deterioration caused by the financial meltdown. However, overall demand in the Americas declined from the previous fiscal year. Sales in the Americas decreased from the previous fiscal year, reflecting Komatsu’s proactive efforts to reduce distributors’ inventory to an appropriate level, in addition to the sluggish market conditions. In these conditions, Komatsu promoted the reorganization of its production and sales operations in North America, while reinforcing its sales and service operations in Latin America by establishing a new subsidiary in Chile and opening a service support center in Mexico.

<Europe & CIS>
A sharp drop in demand continued during the fiscal year under review, against the backdrop of sluggish economies in Europe and CIS. Komatsu doubled sales promotion and other efforts toward large-scale customers in collaboration with its distributors in Europe, while reinforcing its product support capability for mines in CIS. However, sales declined from the previous fiscal year, reflecting its focused efforts to reduce distributors’ inventory to an appropriate level and to narrow down the models of local production in Europe while demand plunged in both regions.
<China>
The Chinese government’s economic stimulus measures advanced large-scale infrastructure developments, such as railways and highways and upturned year-on-year monthly demand in June last year and following months, renewing record highs by a big margin after the Chinese New Year in February this year. By capitalizing on this market recovery, Komatsu advanced sales from the previous fiscal year by strengthening production and teaming up with its distributors for aggressive sales efforts. As a result, sales in China increased to account for 19.3% of total sales of the construction, mining and utility equipment business. Furthermore, by anticipating further market expansion, Komatsu (Changzhou) Construction Machinery Corp. is relocating its head office and is building a new plant, while Komatsu (China) Ltd. is building the KC Techno Center. The latter is designed to reinforce its machine demonstration capability for customers and to train service engineers.
<Asia & Oceania>
In Indonesia and India, year-on-year monthly demand upturned for recovery in the second half of the fiscal year under review. Demand remained firm for mining-related equipment in Australia. Against this backdrop, while sales picked up quickly in Asia in and after the third quarter, sales in Asia & Oceania for the full fiscal year declined from the previous fiscal year. Komatsu worked to reinforce operations further by enhancing a global Reman capability in Indonesia and reorganizing its distributors in Thailand.
<Middle East & Africa>
Although commodity prices upturned for an increase from the drastic plunge in 2008, market demand failed short of recovery in the Middle East & Africa, as affected by recessionary economies. Affected also by efforts to reduce distributors’ inventories, sales in both regions declined from the previous fiscal year. To prepare for future recovery of demand in new mines and infrastructure development, Komatsu worked to strengthen its product support capability. For example, it opened a new training center in Dakar, Senegal and a new product service support center in Tanzania.
2) Industrial Machinery and Others
As the automobile and many other industries continued the restraint of making capital investment, resulting in a sharp drop in new orders received, consolidated net sales of industrial machinery and others for the fiscal year under review declined 41.2% from the previous fiscal year, to JPY 162.9 billion (USD 1,753 million).
While the business environment remained challenging, Komatsu worked to reorganize production centering on the closure of the Komatsu Plant and production transfer to the Kanazawa Plant, in addition to continuing to cut down fixed costs. In order to further streamline the press business, develop new markets and expand business in China and other emerging economies, Komatsu embarked on the integration of development, as well as sales and service operations of the large press business, into Komatsu Industries Corporation By anticipating growth of the solar cell market, Komatsu also worked to enhance the product competitiveness of wire saws made by Komatsu NTC Ltd. Komatsu also commenced sales of industrial machinery, such as small and medium-sized presses, equipped with the KOMTRAX as a standard feature. KOMTRAX is a Komatsu-original system that monitors operating conditions of construction equipment. It has been well received on the market.

[Performance of the Company on a Non-consolidated Basis]
In the fiscal year under review, the Company has registered declines in both sales and income on a non-consolidated basis due largely to a drop in sales of construction and mining equipment and the Japanese yen’s appreciation, as shown below.

			Changes
	141st Fiscal Year		(141st/140th)
Net sales	JPY	457.6 billion	-41.8%
Ordinary loss	JPY	1.1 billion	—
Net income	JPY	2.3 billion	-74.5%
Non-Consolidated Sales by Operation

			Changes
Segment	141st Fiscal Year		(141st/140th)
Construction, Mining and Utility Equipment	JPY	390.1 billion	-45.2%
Industrial Machinery and Others	JPY	67.5 billion	-10.7%
Total	JPY	457.6 billion	-41.8%
(2) Capital Investment
Capital investment decreased by JPY 66.3 billion from the previous fiscal year, to JPY 96.1 billion (USD 1,034 million).
1) Breakdown by Segment

Segment	Invested Amounts
Construction, Mining and Utility Equipment	JPY	92.9 billion	(USD 1,000 million)
Industrial Machinery and Others	JPY	3.2 billion	(USD 35 million)
Total	JPY	96.1 billion	(USD 1,034 million)
2) Main Facilities Completed in the Fiscal Year Under Review
No items to report.
3) New Constructions, Expansions and Overhauls of Main Facilities in Progress in the Fiscal Year Under Review

Segment	Main Facilities
Construction, Mining and Utility Equipment	Komatsu Manufacturing Rus, LLC: building a new plant • Products: Medium-sized hydraulic excavators • Location: Yaroslavl, Russia

Komatsu (Changzhou) Construction Machinery Corp.: relocating (expanding) the plant • Products: Hydraulic excavators, wheel loaders, dump trucks, etc. • Location: Changzhou, Jiangsu, China

Komatsu Castex Ltd.: Expanding manufacturing facilities for key components (iron castings) • Products: Cylinder blocks, etc. • Location: Himi City, Toyama, Japan

(3) Financing
During the fiscal year under review, the Company issued its sixth unsecured bond worth JPY 10.0 billion and seventh unsecured bond worth JPY 30.0 billion to obtain long-term, stable funds. To appropriate funds to working capital and capital investment, the Company also issued commercial papers and made long-term borrowings. Despite an increase in capital demand from our retail finance business and other areas, production adjustments to attain an appropriate level of inventories resulted in a decrease by JPY 13.4 billion of the balance of interest-bearing debt at the fiscal year-end to JPY 586.3 billion (USD 6,305 million). Net debt-to-equity ratio* improved 0.02 point to 0.60.

*	Net debt-to-equity ratio = (Interest-bearing debt — Cash and cash equivalents — Time deposits) / Komatsu Ltd. shareholders’ equity
(4) Tasks Ahead
To improve our profitability, strengthen our financial position, enhance our market position in Greater Asia and so forth, Komatsu worked on the “Global Teamwork for 15” mid-range management plan for three years, from April 2007 to the end of March 2010. For the fiscal year ended March 31, 2008, we attained an operating income ratio of 14.8%, virtually achieving the goal of 15%, against the backdrop of good tailwind on the market in addition to our own efforts, such as the development of DANTOTSU products. We sustained a high ratio up through the first half of the following fiscal year.
In the wake of the financial crisis triggered in the United States in September 2008, world economies went into recession, reducing the volume of global demand for construction equipment to half the size of the peak period recorded in April through June, 2008. We also weathered a similarly drastic drop in demand in our other businesses. In response to this change in our business environment, we quickly promoted structural reforms, such as the reorganization of production on a global scale and consolidation of sales operation, and cut down our inventories and fixed costs. As a result, we have sculpted our corporate structure into a leaner and stronger entity.
Today, market demand for construction and mining equipment has upturned for recovery in China and other emerging countries in Asia and Latin America. We anticipate that economic growth in these emerging countries will drive global demand upward. We are going to turn our rudder sharply for growth again as we capitalize on market recovery by taking advantage of our solid corporate strength built through previous structural reforms. To generate further growth through teamwork among all employees and with distributors and suppliers around the world, we looked ahead and started the new three-year mid-range management plan “Global Teamwork for Tomorrow” in April this year.
In the new mid-range management plan, we have positioned China, Asia, Oceania, Latin America, Africa and some other emerging economies as “Strategic Markets.” Together with this move, we are going to work on the following activities of importance in order to further refine our accumulated strengths of ICT applications, development of key components, manufacturing technologies, global sales and service networks, and flexible procurement and production. We will generate positive outcomes. We are also continuing our efforts to anchor The KOMATSU Way by encouraging all employees of Komatsu to acquire it through their Kaizen (improvement) activities, while emphasizing the importance of Brand Management designed to build on relationships with customers and promote mutual business growth with them. We are going to materialize these two efforts in the form of human resource development needed for global business expansion.

Numerical Targets of the “Global Teamwork for Tomorrow”

Items	Targets for Fiscal Year Ending March 31, 2013
Operating income ratio	15% or above
ROE: Return on equity*[1]	20%
Net debt-to-equity ratio*[2]	0.4 or below
Excluding debt of finance companies	0.2 or below
Consolidated payout ratio	20 - 40% (stably)

*1	ROE=Net income attributable to Komatsu Ltd. for the fiscal year/[(Komatsu Ltd. shareholders’ equity at the beginning + Komatsu Ltd. shareholders’ equity at the end of the fiscal year)/2]

*2	Net debt-to-equity ratio = (Interest-bearing debt — Cash and cash equivalents — Time deposits) / Komatsu Ltd. shareholders’ equity
[Premises]

Items	Fiscal Year Ending March 31, 2013
Guideline on sales	JPY 2,000.0 billion ± JPY 100.0 billion
Guidelines on exchange rate	USD 1	EUR 1	RMB 1
	JPY 90	JPY 125	JPY 13.5
Activities of Importance in the “Global Teamwork for Tomorrow”
(i)	Promotion of ICT Applications
We have refined our ICT applications mainly in the domain of construction and mining equipment as represented by KOMTRAX (Komatsu Machine Tracking System) for construction equipment and Autonomous Haulage System for use in large-scale mines. We are continuing our applications of leading-edge ICT to machine management, machine control and construction management to enhance our product competitiveness. We are also going to proactively promote ICT applications to industrial machinery and forklift trucks. Furthermore, we are going to advance our utilization of KOMTRAX-originated information to improve customers’ productivity and our sales and production planning.
(ii)	Development of Environment-Friendly Products
To help our customers reduce CO2 emissions from their equipment, we are going to advance our hybrid and HST (hydrostatic transmission) technologies for construction equipment and forklift trucks and our AC Servo technology for presses in the industrial machinery business. With respect to hybrid hydraulic excavators, in particular, we are going to lead other companies in worldwide marketing. In the domain of mining equipment, we are going to generate steady results in the Biodiesel Fuel Project we have recently started in Indonesia.
Starting in and after 2011, the new emission control regulations which require further reduction of NOX (nitrogen oxides) and PM (particulate matters) will be effective in Japan, the United States and Europe. We are going to continue our efforts to develop new regulations-compliant products by integrating leading-edge technologies into our strategic advantage of in-house development and manufacturing capabilities for engines, hydraulic units and control systems and to ensure their smooth market introduction.
(iii)	Expansion of Sales and Service Operations in Strategic Markets
In Strategic Markets with high growth potential and in the domain of mining equipment, we are going to make a difference from competitors by not only supplying products featuring excellent QCDS (quality, costs, delivery and safety) but also enhancing operating rates of customers’ equipment through quick and responsive delivery of parts and service. To this end, we are going to upgrade our sales and service capabilities by developing and strengthening distributors, expanding service support bases, reinforcing parts and Reman businesses and supporting customers through ICT applications. Also, in the domains of industrial machinery and forklift trucks, we are going to promote more synergy effects with the construction equipment operation and improve sales and service networks in response to an expanding weight on Strategic Markets centering on China.

iv)	Promotion of Continuous Kaizen (Improvement) by Strengthening Workplace Capability
While growth of emerging economies offers us a great chance to expand our business, we need to expect new competition with companies of emerging economies in addition to conventional competition. To win this global mega competition, it is important for us to continuously refine our capability and cost competitiveness to meet the changes, as we advance our engagement in activities for growth which are defined in the new mid-range management plan. To this end, it is absolutely necessary for us to demonstrate workplace capability, i.e., the power to continue our Kaizen (improvement) activities. With this workplace capability and effective ICT utilization, we are going to further heighten our operational flexibility of global production, optimize logistics, and reduce our production costs substantially. We are also going to continue efforts to reform and streamline our administrative work. Through these Kaizen (improvement) activities, we are going to further enhance our workplace capability and promote human resource development.
Based on the belief that “our corporate value is the total sum given to us by society and all our stakeholders,” Komatsu is further strengthening our corporate governance to ensure sound and transparent management, while improving management efficiency. Being committed to promoting thorough compliance, we will also ensure that all employees share The KOMATSU Way. In addition to improving our business performance, we will facilitate the development of both corporate strength and social responsibility in a well balanced manner.

(5) Financial Position and Profit/Loss Trends
1) Financial Position and Profit/Loss Trends of Komatsu
(JPY billion)

	138th	139th	140th	141st
	Fiscal Year	Fiscal Year	Fiscal Year	Fiscal Year
	(April 2006 -	(April 2007 -	(April 2008 -	(April 2009 -
	March 2007)	March 2008)	March 2009)	March 2010)
Net sales	1,893.3	2,243.0	2,021.7	1,431.5
Operating income	244.7	332.8	151.9	67.0
Income before income taxes and equity in earnings of affiliated companies	236.4	322.2	128.7	64.9
Net income attributable to Komatsu Ltd.	164.6	208.7	78.7	33.5
Net income attributable to Komatsu Ltd. per share (JPY)	165.70	209.87	79.95	34.67
ROE (Net income attributable to Komatsu Ltd. on Komatsu Ltd. shareholders’ equity)	23.5%	25.1%	9.3%	4.1%
ROA (Income before income taxes and equity in earnings of affiliated companies on Total assets)	13.5%	16.3%	6.3%	3.3%
Total assets	1,843.9	2,105.1	1,969.0	1,959.0
Komatsu Ltd. shareholders’ equity	776.7	887.1	814.9	833.9
Notes:

1.	Following the adoption of the new accounting standard issued by the Financial Accounting Standards Board and codified in Accounting Standards Codification 810 “Consolidation,” “Net income” in the 140th fiscal year and before was relabeled by “Net income attributable to Komatsu Ltd.”

2.	Net income attributable to Komatsu Ltd. per share is calculated based on the number of shares deducting the average total number of treasury stock during the term from the average total number of shares outstanding during the term.

3.	Figures shown as Income before income taxes and equity in earnings of affiliated companies and ROA (Income before income taxes and equity in earnings of affiliated companies on Total assets) for the 138th fiscal year and the 139th fiscal year indicate Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies and ROA (Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies on Total assets), respectively.

2) Financial Position and Profit/Loss Trends of the Company
(JPY billion)

	138th	139th	140th	141st
	Fiscal Year	Fiscal Year	Fiscal Year	Fiscal Year
	(April 2006 -	(April 2007 -	(April 2008 -	(April 2009 -
	March 2007)	March 2008)	March 2009)	March 2010)
Net sales	758.5	926.7	787.0	457.6
Operating income (loss)	90.4	127.1	26.7	(26.8)
Ordinary income (loss)	98.1	135.5	40.0	(1.1)
Net income	82.8	96.8	9.3	2.3
Net income per share (JPY)	83.34	97.28	9.45	2.46
Total assets	974.8	1,047.0	981.0	959.1
Net assets	576.1	622.3	540.9	518.4

Note:	Net income per share is calculated based on the number of shares deducting the average total number of treasury stock during the term from the average total number of shares outstanding during the term.
(6) Acquisition or Disposal of Other Companies’ Shares, Other Equity Stakes or Stock Acquisition Rights
Komatsu NTC Ltd. subscribed to the tender offer to SHIBUYA KOGYO CO., LTD. and transferred 4,346,000 shares of common stock of Fabrica Toyama Corporation to SHIBUYA KOGYO CO., LTD. in August 2009.
(7) Status of Principal Subsidiaries
1) Principal Subsidiaries (As of March 31, 2010)

			Equity
			Ratio
Name	Capital		(%)	Main Businesses
Komatsu Utility Co., Ltd.	JPY	13,033 mil	100.0	Manufacture and sale of construction equipment and industrial vehicles
Komatsu Castex Ltd.	JPY	4,979 mil	100.0	Manufacture and sale of casting products
Komatsu Construction Equipment Sales and Service Japan Ltd.	JPY	950 mil	100.0	Sale and servicing of construction equipment
Komatsu Used Equipment Corp.	JPY	290 mil	*100.0	Sale of used construction equipment
Komatsu Rental Japan Ltd.	JPY	1,034 mil	79.0	Rental of construction equipment, etc.
Komatsu Forklift Japan Ltd.	JPY	500 mil	*100.0	Sale and servicing of industrial vehicles
Komatsu Logistics Corp.	JPY	1,080 mil	100.0	Transportation, warehousing baling and other services
Komatsu Industries Corporation	JPY	990 mil	100.0	Manufacture, sale and servicing of presses and sheet metal machines
Komatsu Machinery Corporation	JPY	600 mil	100.0	Manufacture, sale and servicing of machine tools and semiconductor material processing equipment
Komatsu NTC Ltd.	JPY	6,014 mil	100.0	Manufacture, sale and servicing of machine tools, etc.
Komatsu Business Support Ltd.	JPY	1,770 mil	*100.0	Retail financing of construction equipment

			Equity
			Ratio
Name	Capital		(%)	Main Businesses
Komatsu America Corp.	USD	1,027 mil	100.0	Manufacture and sale of construction and mining equipment and supervision in the Americas
Komatsu do Brasil Ltda.	BRL	73 mil	*100.0	Manufacture of construction equipment and casting products
Komatsu Brasil International Ltda.	BRL	27 mil	*100.0	Sale of construction equipment
Komatsu Holding South America Ltda.	USD	100 thou	*100.0	Sale and servicing of construction and mining equipment
Komatsu Cummins Chile Ltda.	USD	13 mil	*81.8	Sale and servicing of construction and mining equipment
Komatsu Financial Limited Partnership		—	*100.0	Retail financing, etc. of construction and mining equipment
Komatsu Europe International N.V.	EUR	45 mil	100.0	Sale of construction and mining equipment and supervision in Europe
Komatsu UK Ltd.	GBP	23 mil	*100.0	Manufacture of construction equipment
Komatsu Hanomag GmbH	EUR	19 mil	*100.0	Manufacture of construction equipment
Komatsu Mining Germany GmbH	EUR	5 mil	100.0	Manufacture and sale of mining equipment
Komatsu Deutschland GmbH	EUR	6 mil	*100.0	Sale of construction equipment
Komatsu France S.A.S	EUR	5 mil	*100.0	Sale and servicing of construction equipment
Komatsu Utility Europe S.p.A.	EUR	6 mil	*100.0	Manufacture of construction equipment
Komatsu Italia S.p.A.	EUR	4 mil	*100.0	Sale and servicing of construction equipment
Komatsu Forest AB	SEK	397 mil	100.0	Manufacture and sale of forestry equipment
Komatsu CIS LLC	RUB	5,301 mil	100.0	Sale of construction and mining equipment
Komatsu Financial Europe N.V.	EUR	40 mil	*100.0	Retail financing of construction and mining equipment
Komatsu Southern Africa (Pty) Ltd.	ZAR	1,000	80.0	Sale and servicing of construction and mining equipment
Komatsu Asia & Pacific Pte Ltd.	SGD	28 mil	100.0	Sale of construction and mining equipment
PT Komatsu Indonesia	IDR	192,780 mil	94.9	Manufacture and sale of construction and mining equipment, casting products
Bangkok Komatsu Co., Ltd.	THB	620 mil	*74.8	Manufacture and sale of construction equipment
Komatsu Australia Pty. Ltd.	AUD	21 mil	*60.0	Sale and servicing of construction and mining equipment
Komatsu Australia Corporate Finance Pty. Ltd.	AUD	49 mil	*60.0	Retail financing of construction and mining equipment
Komatsu (China) Ltd.	USD	135 mil	100.0	Sale of construction and mining equipment and supervision in China

Equity
Ratio
Name	Capital		(%)	Main Businesses
Komatsu (Changzhou) Construction Machinery Corp.	USD	41 mil	*85.0	Manufacture of construction equipment
Komatsu Shantui Construction Machinery Co., Ltd.	USD	21 mil	*60.0	Manufacture of construction equipment
Komatsu Financial Leasing China Ltd.	RMB	780 mil	*100.0	Retail financing of construction equipment

Notes:

1.	Figures with an asterisk (*) are the ratio of investment through subsidiaries of the Company and the ratio includes the stakes held by them.

2.	Komatsu Financial Limited Partnership is a limited partnership based on the state law of Delaware, the U.S., and the Company invests in it through a subsidiary. Its net asset which is equivalent to the capital, amounts to USD 327 million.

3.	The number of consolidated subsidiaries of the Company, including those listed above, is 143, and the number of affiliated companies accounted for by the equity method is 40.
2) Others (update on important combination)
i)	In April 2009, Komatsu Tokyo Ltd. merged with 11 consolidated subsidiaries consisting of distributors including Komatsu Kinki Ltd. and Komatsu Nishinihon Ltd., as well as Komatsu All Parts Support Ltd. by absorption-type merger. In the same month, the Company transferred its sales and service business for construction equipment (excluding underground construction equipment) in Japan to Komatsu Tokyo Ltd. by absorption-type company split. As a result, Komatsu Tokyo Ltd. changed its trade name to Komatsu Construction Equipment Sales and Service Japan Ltd. in the same month.

ii)	In April 2009, Komatsu Rental Ltd. merged with BIGRENTAL Co., Ltd., its wholly-owned subsidiary, by absorption-type merger.

iii)	Nine consolidated subsidiaries consisting of distributors of forklift trucks have merged in October 2009 and changed its trade name to Komatsu Forklift Japan Ltd.

iv)	In April 2010, the Company transferred a portion of the large press business (product development, sales and service operations) to Komatsu Industries Corporation by absorption-type company split.

(8) Major Lines of Business (As of March 31, 2010)

Segment	Principal Products and Businesses
Construction, Mining and Utility Equipment	Excavating Equipment	Hydraulic excavators, mini excavators and backhoe loaders

	Loading Equipment	Wheel loaders, mini wheel loaders and skid-steer loaders

	Grading and Roadbed Preparation Equipment	Bulldozers, motor graders and vibratory rollers

	Hauling Equipment	Off-highway dump trucks, articulated dump trucks and crawler carriers

	Forestry Equipment	Harvesters, forwarders and feller bunchers

	Tunneling Machines	Shield machines, tunnel-boring machines and small-diameter pipe jacking machines

	Recycling Equipment	Mobile debris crushers, mobile soil recyclers and mobile tub grinders

	Industrial Vehicles	Forklift trucks

	Other Equipment	Railroad maintenance equipment

	Engines and Components	Diesel engines, diesel generator sets and hydraulic equipment

	Casting Products	Steel castings and iron castings

	Logistics	Packing and transport

Industrial Machinery and Others	Metal Forging and Stamping Presses	Large presses, servo presses, small and medium-sized presses and forging presses

	Sheet Metal Machines	Laser cutting machines, fine plasma cutting machines, press brakes and shears

	Machine Tools	Transfer machines, machining centers, crankshaft millers, grinding machines and wire saws

	Defense Systems	Ammunition and armored personnel carriers

	Temperature-Control Equipment	Thermoelectric modules and temperature-control equipment for semiconductor manufacturing

	Others	Commercial-use prefabricated structures

(9) Principal Offices and Plants (As of March 31, 2010)
1) The Company

Offices	Head Office (Minato-ku, Tokyo), Research Division (Hiratsuka City, Kanagawa)

Plants	Awazu Plant (Komatsu City, Ishikawa), Kanazawa Plant (Kanazawa City, Ishikawa), Osaka Plant (Hirakata City, Osaka), Rokko Plant (Kobe City, Hyogo), Ibaraki Plant (Hitachinaka City, Ibaraki), Shonan Plant (Hiratsuka City, Kanagawa), Oyama Plant (Oyama City, Tochigi), Koriyama Plant (Koriyama City, Fukushima)
2) Principal Subsidiaries

Name	Office/Plant
Komatsu Utility Co., Ltd.	Head Office /Plant (Oyama City, Tochigi)

Komatsu Castex Ltd.	Head Office /Plant (Himi City, Toyama), Plant (Oyama City, Tochigi)

Komatsu Construction Equipment Sales and Service Japan Ltd.	Head Office (Sagamihara City, Kanagawa)

Komatsu Used Equipment Corp.	Head Office (Yokohama City, Kanagawa)

Komatsu Rental Japan Ltd.	Head Office (Yokohama City, Kanagawa)

Komatsu Forklift Japan Ltd.	Head Office (Shinagawa-ku, Tokyo)

Komatsu Logistics Corp.	Head Office (Yokohama City, Kanagawa)

Komatsu Industries Corporation	Head Office (Komatsu City, Ishikawa)

Komatsu Machinery Corporation	Head Office /Plant (Komatsu City, Ishikawa)

Komatsu NTC Ltd.	Head Office (Shinagawa-ku, Tokyo), Plant (Nanto City, Toyama)

Komatsu Business Support Ltd.	Head Office (Minato-ku, Tokyo)

Komatsu America Corp.	Head Office (Rolling Meadows, Illinois, USA), Plants (Chattanooga, Tennessee, Peoria, Illinois, Newberry, South Carolina, USA)

Komatsu do Brasil Ltda.	Head Office /Plant (Suzano, São Paulo, Brazil)

Komatsu Brasil International Ltda.	Head Office (Jaraguá, São Paulo, Brazil)

Komatsu Holding South America Ltda.	Head Office (Iquique, Chile)

Komatsu Cummins Chile Ltda.	Head Office (Santiago, Chile)

Komatsu Financial Limited Partnership	Head Office (Rolling Meadows, Illinois, USA)

Komatsu Europe International N.V.	Head Office (Vilvoorde, Belgium)

Komatsu UK Ltd.	Head Office /Plant (Birtley, UK)

Komatsu Hanomag GmbH	Head Office /Plant (Hannover, Germany)

Komatsu Mining Germany GmbH	Head Office /Plant (Dusseldorf, Germany)

Komatsu Deutschland GmbH	Head Office (Hannover, Germany)

Komatsu France S.A.S	Head Office (Aubergenville, France)

Komatsu Utility Europe S.p.A.	Head Office /Plant (Este, Italy)

Komatsu Italia S.p.A.	Head Office (Noventa, Italy)

Komatsu Forest AB	Head Office /Plant (Umeå, Sweden)

Komatsu CIS LLC	Head Office (Moscow, Russia)

Komatsu Financial Europe N.V.	Head Office (Vilvoorde, Belgium)

Komatsu Southern Africa (Pty) Ltd.	Head Office (Isando, South Africa)

Komatsu Asia & Pacific Pte Ltd.	Head Office (Singapore)

Name	Office/Plant
PT Komatsu Indonesia	Head Office /Plant (Jakarta, Indonesia)

Bangkok Komatsu Co., Ltd.	Head Office /Plant (Chonburi, Thailand)

Komatsu Australia Pty. Ltd.	Head Office (North Ryde, New South Wales, Australia)

Komatsu Australia Corporate Finance Pty. Ltd.	Head Office (North Ryde, New South Wales, Australia)

Komatsu (China) Ltd.	Head Office (Shanghai, China)

Komatsu (Changzhou) Construction Machinery Corp.	Head Office /Plant (Changzhou, Jiangsu, China)

Komatsu Shantui Construction Machinery Co., Ltd.	Head Office /Plant (Jining, Shandong, China)

Komatsu Financial Leasing China Ltd.	Head Office (Shanghai, China)
(10) Employees (As of March 31, 2010)
1) Employees of Komatsu

Segment	Number of Employees
Construction, Mining and Utility Equipment	33,766
Industrial Machinery and Others	4,180
Others	572
Total	38,518
Notes:

1.	Number of employees decreased by 1,337 from the end of the previous fiscal year.

2.	“Others” above includes the number of administrative employees that cannot be classified into the above two (2) business segments.

2)	Employees of the Company

	Increase (Decrease)
	Over Previous		Average Years of
Number of Employees	Fiscal Year-End	Average Age	Services
8,142	324	38.2	15.3
Note: Number of employees of the Company is included in the number of employees of Komatsu in 1) above.
(11) Main Lenders (As of March 31, 2010)

Balance of Loans
Name of Lenders	(JPY billion)
Sumitomo Mitsui Banking Corporation	87.0
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	57.2
Mizuho Corporate Bank, Ltd.	31.8
The Hokkoku Bank, Ltd.	20.7
Taiyo Life Insurance Company	13.0

2. Shares of the Company (As of March 31, 2010)

(1) Number of shares authorized to be issued:	3,955,000,000 shares

(2) Total number of shares issued and outstanding:	968,586,114 shares
(excluding 30,157,946 shares of treasury stock)

(3) Number of shareholders:	267,505
(4) Major shareholders (top ten)

	Status of Investment by the
	Shareholder in the Company
	Number of
	Shares Held	Equity Ratio
Name of Shareholders	(thousand shares)	(%)
Japan Trustee Services Bank, Ltd. (Trust Account)	51,931	5.3
Taiyo Life Insurance Company	42,000	4.3
The Master Trust Bank of Japan, Ltd. (Trust Account)	39,468	4.0
Nippon Life Insurance Company	33,283	3.4
JPMorgan Chase Bank 380055	23,344	2.4
State Street Bank and Trust Company	22,950	2.3
CBNY-IVY Funds Inc Asset Stratgy Fund	20,661	2.1
Sumitomo Mitsui Banking Corporation	17,835	1.8
The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders	16,818	1.7
NIPPONKOA Insurance Co., Ltd.	13,962	1.4
Notes:

1.	Equity ratio is calculated by subtracting treasury stock.

2.	Although the Company holds 30,157 thousand shares of treasury stock, it is excluded from the major shareholders list above.

3. Matters Regarding Stock Acquisition Rights of the Company etc.
(1)	Outline of Contents of Stock Acquisition Rights Held by Directors and Corporate Auditors of the Company, Which Were Granted as Remuneration for Their Execution of Duties (As of March 31, 2010)

1)	Type of Shares Subject to Stock Acquisition Rights Common stock

2)	Total of Holdings by Classification

			Number of Shares
	Issue Date	Number of	Subject to Stock	Paid-in Amount		Number of
	(Period for	Stock	Acquisition Rights	per one (1)	Exercise Price per	Holders of
	Exercise of Stock	Acquisition	(Number of Shares	Stock	one (1) Stock	Stock
	Acquisition	Rights	per one (1) Stock	Acquisition	Acquisition Right	Acquisition
Classification	Rights)	Owned	Acquisition Right)	Right	(Note 1)	Rights
Director (excluding Outside Director)	August 1, 2006 (From August 1, 2007 to July 31, 2014)	155	155,000 shares (1,000 shares)	JPY 801,000	JPY 2,325,000	4
	(Note 2)
	Same as above		41,000 shares
	(Same as above)	41	(1,000 shares)	Issued gratis	Same as above	3
	September 3, 2007
	(From September 3, 2008 to August 31,		156,000 shares
	2015)	156	(1,000 shares)	JPY 1,266,000	JPY 3,661,000	5
	(Note 2)
	Same as above
	(From September 1, 2008 to August 31,		21,000 shares
	2015)	21	(1,000 shares)	Issued gratis	Same as above	2
	September 1, 2008
	(From September 1, 2009 to August 31,		128,000 shares
	2016)	128	(1,000 shares)	JPY 813,000	JPY 2,499,000	5
	(Note 2)
	Same as above		22,000 shares
	(Same as above)	22	(1,000 shares)	Issued gratis	Same as above	2
	September 1, 2009
	(From September 1, 2010 to August 31,		206,000 shares
	2017)	206	(1,000 shares)	JPY 643,000	JPY 1,729,000	7

			Number of Shares
	Issue Date	Number of	Subject to Stock	Paid-in Amount		Number of
	(Period for	Stock	Acquisition Rights	per one (1)	Exercise Price per	Holders of
	Exercise of Stock	Acquisition	(Number of Shares	Stock	one (1) Stock	Stock
	Acquisition	Rights	per one (1) Stock	Acquisition	Acquisition Right	Acquisition
Classification	Rights)	Owned	Acquisition Right)	Right	(Note 1)	Rights
Outside Director	August 1, 2006 (From August 1, 2007 to July 31, 2014)	16	16,000 shares (1,000 shares)	JPY 801,000	JPY 2,325,000	1
	September 3, 2007
	(From September 3, 2008 to August 31,		11,000 shares
	2015)	11	(1,000 shares)	JPY 1,266,000	JPY 3,661,000	1
	September 1, 2008
	(From September 1, 2009 to August 31,		24,000 shares
	2016)	24	(1,000 shares)	JPY 813,000	JPY 2,499,000	3
	September 1, 2009
	(From September 1, 2010 to August 31,		33,000 shares
	2017)	33	(1,000 shares)	JPY 643,000	JPY 1,729,000	3
Corporate Auditor (Note 3)	August 1, 2006 (From August 1, 2007 to July 31, 2014)	10	10,000 shares (1,000 shares)	Issued gratis	JPY 2,325,000	1
	September 3, 2007
	(From September 1, 2008 to August 31,		14,000 shares
	2015)	14	(1,000 shares)	Issued gratis	JPY 3,661,000	1
Notes:

1.	“Exercise price” above means the “amount of assets to be paid upon exercise of Stock Acquisition Rights.”

2.	Indicates Stock Acquisition Rights issued at the time when incumbent Directors, as of March 31, 2010, were employees of the Company (prior to being elected as Directors).

3.	Indicates Stock Acquisition Rights issued at the time when an incumbent Corporate Auditor, as of March 31, 2010, was an employee of the Company (prior to being elected as Corporate Auditor).

3)	Major Conditions for Exercise of Stock Acquisition Rights

i)	Major conditions for exercise of Stock Acquisition Rights issued on August 1, 2006

•	Any person granted Stock Acquisition Rights may exercise his or her rights pursuant to the Agreement Concerning Issuance of Stock Acquisition Rights (hereinafter “the Agreement”) even after the person loses his or her status as of the allocation of the Stock Acquisition Rights.

•	When a grantee is deceased, his or her heir may exercise the rights in accordance with the terms and conditions of the Agreement.

ii)	Major conditions for exercise of Stock Acquisition Rights issued on and after September 3, 2007 If a holder of Stock Acquisition Rights, who is a Director, Corporate Auditor or employee of the Company, or a Director, Corporate Auditor or employee of an affiliate of the Company, loses his or her all respective status set above, that person is able to exercise the Stock Acquisition Rights only within a period of three years from the day they lose their status, and other terms and conditions concerning the exercise of Stock Acquisition Rights shall be decided at the contracts regarding issuance of Stock Acquisition Rights to be executed by and between the Company and the grantees of the Stock Acquisition Rights.
(2)	Outline of Contents of Stock Acquisition Rights Issued During the Fiscal Year to Employees of the Company and Directors of the Subsidiaries of the Company as Remuneration for Their Execution of Duties

Issue Date	September 1, 2009

Period for Exercise of Stock Acquisition Rights	From September 1, 2010 to August 31, 2017

Number of Grantees	65 in total
Of the total, 54 are employees of the Company (excluding those who concurrently serve as Director of the Company) and 11 are Directors of the subsidiaries of the Company (excluding those who concurrently serve as Directors or employees of the Company).

Number of Stock Acquisition Rights Issued	403 in total
Of the total, 340 are granted to employees of the Company (excluding those who concurrently serve as Director of the Company) and 63 are granted to Directors of the subsidiaries of the Company (excluding those who concurrently serve as Directors or employees of the Company).

Type of Shares Subject to Stock Acquisition Rights	Common stock

Number of Shares Subject to Stock Acquisition Rights	403,000 shares (1,000 shares per one (1) Stock Acquisition Right)

Paid-in Amount per one (1) Stock Acquisition Right	Stock Acquisition Rights are issued gratis.

Exercise Price per one (1) Stock Acquisition Right	JPY 1,729,000

Major Conditions for Exercise of Stock Acquisition Rights	If a holder of Stock Acquisition Rights, who is a Director, Corporate Auditor or employee of the Company, or a Director, Corporate Auditor or employee of an affiliate of the Company, loses his or her all respective status set above, that person is able to exercise the Stock Acquisition Rights only within a period of three years from the day they lose their status, and other terms and conditions concerning the exercise of Stock Acquisition Rights shall be decided at the contracts regarding issuance of Stock Acquisition Rights to be executed by and between the Company and the grantees of the Stock Acquisition Rights.
Note: “Exercise price” means the “amount of assets to be paid upon exercise of Stock Acquisition Rights.”

(3) Other Significant Matters Regarding Stock Acquisition Rights etc. (As of March 31, 2010)

			Number of
	Type of Shares	Number of Stock	Shares Subject to
	Subject to Stock	Acquisition	Stock Acquisition
	Acquisition Rights	Rights Owned	Rights
1) Stock options through Stock Acquisition Rights under the former Commercial Code	Common stock	1,010	1,010,000 shares

2) Stock options through Stock Acquisition Rights under the Corporation Act	Common stock	2,323	2,323,000 shares
Note:	“2) Stock options through Stock Acquisition Rights under the Corporation Act” above includes Stock Acquisition Rights in the “(1) Outline of Contents of Stock Acquisition Rights Held by Directors and Corporate Auditors of the Company, Which Were Granted as Remuneration for Their Execution of Duties” and “(2) Outline of Contents of Stock Acquisition Rights Issued During the Fiscal Year to Employees of the Company and Directors of the Subsidiaries of the Company as Remuneration for Their Execution of Duties.”
4. Directors and Corporate Auditors of the Company
(1) Names etc. of Directors and Corporate Auditors (As of March 31, 2010)

Important Concurrent
Positions Held in Other
Position	Name	In Charge at the Company	Organizations
Chairman of the Board and Representative Director	Masahiro Sakane	—	Outside Director of Nomura Holdings, Inc. Outside Director of Tokyo Electron Limited

President and Representative Director, and Chief Executive Officer	Kunio Noji	—	—

Director and Senior Executive Officer	Yoshinori Komamura	President of Construction & Mining Equipment Marketing Division	—

Director and Senior Executive Officer	Yasuo Suzuki	President of Industrial Machinery Division In Charge of the Ishikawa Prefecture Area	Outside Director of Fuji Technica Inc.

Director and Senior Executive Officer	Kenji Kinoshita	Chief Financial Officer Supervising CSR and Corporate Communications & Investor Relations	—

Director and Senior Executive Officer	Masao Fuchigami	Supervising Environment, Research, Design & Development and Quality Assurance	—

Director and Senior Executive Officer	Tetsuji Ohashi	President of Production Division Supervising Production and e-KOMATSU	—

Important Concurrent
Positions Held in Other
Position	Name	In Charge at the Company	Organizations
Director	Morio Ikeda	—	Advisor of Shiseido Company, Limited Chairman of the Board of Trustees of Toyo Eiwa Jogakuin Chairman of the Board of Trustees of Shiseido Beauty Academy

Director	Kensuke Hotta	—	Chairman and Representative Director of Greenhill & Co. Japan Ltd. Chairman and Representative Director of Hotta Partners Inc.

Director	Noriaki Kano	—	Professor Emeritus at Tokyo University of Science

Standing Corporate Auditor	Masaji Kitamura	—	—

Standing Corporate Auditor	Kyoji Torii	—	—

Corporate Auditor	Makoto Okitsu	—	Advisor of Teijin Limited

Corporate Auditor	Hiroyuki Kamano	—	Partner (Attorney at law) of Kamano Sogo Law Offices

Corporate Auditor	Kunihiro Matsuo	—	Attorney at law
Notes:
1.	Directors Morio Ikeda, Kensuke Hotta and Noriaki Kano are Outside Directors.

2.	Corporate Auditors Makoto Okitsu, Hiroyuki Kamano and Kunihiro Matsuo are Outside Corporate Auditors.

3.	The Company designated Directors Morio Ikeda, Kensuke Hotta and Noriaki Kano as Independent Director and Corporate Auditors Makoto Okitsu, Hiroyuki Kamano and Kunihiro Matsuo as Independent Corporate Auditor and notified the Tokyo Stock Exchange and Osaka Securities Exchange in accordance with their criteria.

4.	Regarding important concurrent positions held at other organizations, relations between Komatsu and those organizations are as follows.
(i)	There is no special relation between the Company and Toyo Eiwa Jogakuin and Shiseido Beauty Academy, for which Mr. Morio Ikeda serves as Chairman of the Board of Trustees.

(ii)	There is no special relation between the Company and Greenhill & Co. Japan Ltd. and Hotta Partners Inc., for which Mr. Kensuke Hotta serves as Chairman and Representative Director.
5.	Important concurrent positions held in other organizations by Outside Directors and Outside Corporate Auditors are listed in “(3) Outside Directors and Outside Corporate Auditors” (page 25).

6.	Standing Corporate Auditor Kyoji Torii has long engaged in accounting-related duties at the Company, and has considerably profound knowledge concerning financial affairs and accounting.

7.	The Company employs the Executive Officer System.

(2)	Remuneration for Directors and Corporate Auditors

1)	Policy regarding the determination of remuneration

In an effort to maintain an objective and transparent remuneration system, the policy and levels of remuneration for Directors and Corporate Auditors of the Company are deliberated by the Compensation Advisory Committee, which consists of four (4) external members (two (2) Outside Corporate Auditors, one (1) Outside Director and one (1) outside expert) and one (1) internal member. Taking its reports and recommendations into consideration, the remuneration for Directors is determined by the Board of Directors, and the remuneration for Corporate Auditors is determined by discussions by the Corporate Auditors, respectively, within the range previously determined by resolution of the General Meeting of Shareholders.
With regards to remuneration levels, comparison of other key, globally active manufacturers in Japan is made by the Compensation Advisory Committee and is reflected in its reports and recommendations.
The remuneration for Directors is composed of a fixed remuneration (paid monthly) and a performance-based remuneration linked to Komatsu’s consolidated performance and stock price fluctuations. The performance-based remuneration is made up of the annual bonus, reflecting business results, and stock options, granted to give Directors the same perspective on earnings as shareholders, both of which have the purpose of motivating them to manage with the aim of enhancing corporate value. The amount of the performance-based remuneration linked to Komatsu’s consolidated performance represents roughly 60% of that of total remuneration during periods of favorable performance.
The remuneration for Corporate Auditors only consists of a fixed remuneration (paid monthly) designed to support their independent position with authority to audit the execution of duties by the Directors without getting fettered by the movements of corporate performance of the Company.
Regarding the retirement allowance system for Directors and Corporate Auditors, the system was terminated as of June 2007.
(For reference) Revision of System of Remuneration for Directors
Taking the results of deliberations and reports of the Compensation Advisory Committee into consideration, the Company resolved at a meeting of the Board of Directors held on April 27, 2010 to revise the remuneration system for Directors for the purpose of fostering the same perspective on corporate value with the shareholders, and consequently clarifying their incentive to enhance the long-term corporate value of the Company, by linking the remuneration of Directors more closely to the Company’s consolidated performance. For details, refer to page 62.

2)	Remuneration for Directors and Corporate Auditors for the Fiscal Year

	Number of	Amount of
Classification	Persons Paid	Remuneration Paid	Reference
Director	12	JPY 613 million	Including bonuses and stock options
(Outside Director included above)	(3)	(JPY 67 million)

Corporate Auditor	7	JPY 109 million	—
(Outside Corporate Auditor included above)	(4)	(JPY 40 million)

Total	19	JPY 723 million	—
(Outside Director and Outside Corporate Auditor included above)	(7)	(JPY 107 million)
Notes:
1.	As of the end of this fiscal year, there are ten (10) Directors (three (3) of whom are Outside Directors) and five (5) Corporate Auditors (three (3) of whom are Outside Corporate Auditors). However, the above-mentioned “Amount of Remuneration Paid,” includes two (2) Directors and two (2) Corporate Auditors (one (1) of whom is Outside Corporate Auditor) who have retired as of the close of the 140th Ordinary General Meeting of Shareholders on June 24, 2009.

2.	It was resolved at the 135th Ordinary General Meeting of Shareholders, held in June 2004, that the maximum amount of remuneration to be paid to Directors in total per month (excluding bonuses and stock options) shall not exceed JPY 60 million (however, not including salaries as employees) and the maximum amount of remuneration to be paid to Corporate Auditors in total per month shall not exceed JPY 10 million. It was also resolved at the 138th Ordinary General Meeting of Shareholders, held in June 2007, that the maximum amount of remuneration concerning stock options as remuneration to Directors shall not exceed JPY 360 million in total per year (however, not including salaries as employees) and the maximum amount of remuneration or other payment to be paid to Outside Directors in total per year shall not exceed JPY 50 million out of those JPY 360 million.

3.	The above-mentioned “Amount of Remuneration Paid” to Directors and Corporate Auditors includes the following:
1)	Bonuses for Directors (Total amount to be paid, which is planned to be resolved in Item 4 (Payment of Bonuses for Directors) at the 141st Ordinary General Meeting of Shareholders) Ten (10) Directors: JPY 68 million (of which, JPY 7 million is for three (3) Outside Directors)

2)	Stock options (amount posted as remuneration in the fiscal year) Ten (10) Directors: JPY 154 million (of which, JPY 21 million is for three (3) Outside Directors)
4.	The Company does not grant bonuses and stock options to Corporate Auditors.

5.	The portions of salaries as employees for Directors concurrently serving as employees are not paid.

6.	Amounts of less than JPY 1 million are rounded to the nearest million yen.

(3)	Outside Directors and Outside Corporate Auditors

1)	Positions of Outside Directors and Outside Corporate Auditors Concurrently Held in Other Organizations (As of March 31, 2010)

Name of Organization Where
Classification	Name	Position is Held Concurrently	Position Held Concurrently
Outside Director	Morio Ikeda	Isetan Mitsukoshi Holdings Ltd.	Outside Director
		Asahi Kasei Corporation	Outside Director
	Kensuke Hotta	Mitsui O.S.K. Lines, Ltd.	Outside Corporate Auditor
		SEIREN CO., LTD.	Outside Corporate Auditor
	Noriaki Kano	—	—

Outside Corporate Auditor	Makoto Okitsu	—	—
	Hiroyuki Kamano	SUMITOMO LIFE INSURANCE COMPANY	Outside Director
	Kunihiro Matsuo	Asahi Glass Co., Ltd.	Outside Director
		Tokyo Stock Exchange Group, Inc.	Outside Director
		Toyota Motor Corporation	Outside Corporate Auditor
		MITSUI & CO., LTD.	Outside Corporate Auditor
		Sompo Japan Insurance Inc.	Outside Corporate Auditor
Notes:
1.	The Company consigns some of the maritime transportation of construction and mining equipment to Mitsui O.S.K. Lines, Ltd., for which Outside Director Kensuke Hotta serves as Outside Corporate Auditor.

2.	SUMITOMO LIFE INSURANCE COMPANY, for which Outside Corporate Auditor Hiroyuki Kamano serves as Outside Director, is one of the group life insurance providers of the Company.

3.	The Company and its consolidated subsidiaries sell industrial machinery to Toyota Motor Corporation, for which Outside Corporate Auditor Kunihiro Matsuo serves as Outside Corporate Auditor.

4.	MITSUI & CO., LTD., for which Outside Corporate Auditor Kunihiro Matsuo serves as Outside Corporate Auditor, contributes capital and provides other financial assistance to some subsidiaries and distributors, etc. of the Company for the overseas sale and servicing of construction and mining equipment.

5.	There are no particular trading relationships, etc. between the Company and other than 1. to 4. above.

2)	Major Activities in the Fiscal Year
i)	Outside Directors

Attendance to the Meetings
Name	of the Board of Directors	Details of Major Activities
Morio Ikeda	Attended 15 meetings of the 15 meetings held	Having served as Representative Director of Shiseido Company, Limited, Mr. Morio Ikeda speaks at the Board of Directors especially from CSR (Corporate Social Responsibility) point of view based on his profound experience in the business world.

Kensuke Hotta	Attended 14 meetings of the 15 meetings held	Having served as Representative Director of The Sumitomo Bank, Ltd. (now Sumitomo Mitsui Banking Corporation) and as Representative Director of Morgan Stanley Japan Securities Co., Ltd. (now Morgan Stanley MUFG Securities Co., Ltd.), Mr. Kensuke Hotta speaks at the Board of Directors especially on the subject of finance based on his profound experience in the business world.

Noriaki Kano	Attended 15 meetings of the 15 meetings held	Having served as President of the Japanese Society for Quality Control, Dr. Noriaki Kano speaks at the Board of Directors especially on the subject of quality control and production from his standpoint as a specialist of quality control.
ii)	Outside Corporate Auditors

Attendance to Meetings
Board of Corporate
Name	Board of Directors	Auditors	Details of Major Activities
Makoto Okitsu	Attended 15 meetings of the 15 meetings held	Attended 15 meetings of the 15 meetings held	Having served as Representative Director of Teijin Limited, Mr. Makoto Okitsu speaks especially on the subject of the corporate governance and other issues at the Board of Corporate Auditors and the Board of Directors based on his profound experience in the business world.

Hiroyuki Kamano	Attended 15 meetings of the 15 meetings held	Attended 15 meetings of the 15 meetings held	From his professional standpoint based on his profound experience in cross-border transactions as a lawyer, Mr. Hiroyuki Kamano speaks especially on the subject of the global businesses and other issues at the Board of Corporate Auditors and the Board of Directors.

Kunihiro Matsuo	Attended 11 meetings of the 11 meetings held	Attended 11 meetings of the 11 meetings held	From his professional standpoint based on his profound experience in the legal profession, Mr. Kunihiro Matsuo speaks especially on the subject of the risk management and the compliance system of Komatsu and other issues at the Board of Corporate Auditors and the Board of Directors.

Note:	The numbers of meetings of the Board of Directors and meetings of the Board of Corporate Auditors to which Outside Corporate Auditor Kunihiro Matsuo attended differ from those of the other Outside Corporate Auditors, since he was elected at the 140th Ordinary General Meeting of Shareholders held in June 2009.

3)	Outline of Contents of Limited Liability Agreement

In accordance with the provisions of Article 427, Paragraph 1 of the Corporation Act, the Company has entered into limited liability agreements with Outside Directors and Outside Corporate Auditors to limit liability for damages under Article 423, Paragraph 1 of the same. The minimum liability amount under these agreements shall be equivalent to those amount stipulated in the Corporation Act etc.
5.	Status of Accounting Auditors
(1)	Name of Accounting Auditors

KPMG AZSA & Co.
(2)	Amount of Remuneration for Accounting Auditors

1) Remuneration for the Accounting Auditor of the Company in the Fiscal Year:	JPY 381 million
2) Total amount of money and other financial benefits that the Company and its subsidiaries should pay to the Accounting Auditor:	JPY 764 million

Notes:

1.	The amount of remuneration given in the above-mentioned 1) and 2) include the sum of the amount of remuneration for auditing services in accordance with the Corporation Act and the amount of remuneration for auditing work in accordance with the Financial Instruments and Exchange Law, because the two kinds of remunerations are not clearly separated each other in the audit contract concluded between the Company and the Accounting Auditor, and they cannot be recorded separately.

2.	Among principal subsidiaries of the Company, twenty-seven (27) companies including Komatsu America Corp. are audited by Certified Public Accountants or Audit Corporations other than the Accounting Auditor of the Company.
(3)	Details of Non-Auditing Services
The Company pays the remuneration to the Accounting Auditor for services principally regarding issuance of bonds other than services defined in Article 2, Paragraph 1 of the Certified Public Accountants Law of Japan.
(4)	Policy on Decision to Discharge or Not to Reappoint Accounting Auditors
When Accounting Auditors fall under any of the items in Article 340, Paragraph 1 of the Corporation Act, the Board of Corporate Auditors shall discharge the Accounting Auditors based on the consent of all Corporate Auditors.
When Accounting Auditors lack qualifications and qualities required as Accounting Auditors of the Company, including cases that fall under disqualification reasons specified in Article 337, Paragraph 3 of the Corporation Act, Directors shall submit to a General Meeting of Shareholders a proposal for discharging or not reappointing the Accounting Auditors after obtaining the consent of the Board of Corporate Auditors or at the request of the Board of Corporate Auditors.

6.	Systems for Ensuring That the Execution of Duties by Directors Complies With Laws and Regulations, and the Company’s Articles of Incorporation, and Other Systems for Ensuring the Properness of Operation
With regards to systems for ensuring that the execution of duties by Directors complies with laws and regulations, and the Company’s Articles of Incorporation, and other systems for ensuring the properness of operation, the details of the resolution of the Board of Directors are as follows:
(1)	Basic Policy on Internal Control
The Company defines its corporate value as the total sum of trust given to us by society and all stakeholders.
To increase this corporate value, the Company recognizes the importance of strengthening corporate governance. The Company strives to maintain transparency and soundness of management by appointing Outside Directors and Outside Corporate Auditors, while limiting the number of the Board members small so that discussions at the Board of Directors are more substantial. The Company also does its utmost to improve the operation of the Board of Directors, aiming at more effective governance by the Board, ample discussions and quick decision making.
(2)	Systems for Retention and Management of Information Related to Directors’ Execution of Duties
The Company shall adequately retain and manage important information related to Directors’ execution of duties, including the record of Board meetings and other consensus-based, approved documents, as stipulated by laws and regulations, and the Company’s regulations and rules.
(3)	Rules and Other Systems for Risk Management
While continuing to make efforts to raise its corporate value, the Company recognizes the problems related to compliance, environment, product quality, accidents and information security in particular, and other matters, as major risks for continuous growth and is thus implementing the following countermeasures.
i)	The Company shall establish Risk Management Rules to correctly recognize and manage risks. In accordance with the rules, the Company has appointed personnel in charge of individual risks, further promoting the build-up of a solid foundation for risk management.

ii)	The Company shall establish Risk Management Committee to devise risk management policies of Komatsu, evaluate risk measures in place, and take control of risks when they surface. The Risk Management Committee regularly reports its reviews and activities to the Board of Directors.

iii)	The Company shall establish an emergency headquarters when serious risks surface, and work to minimize damage(s) and implement appropriate measures.
(4)	Systems for Ensuring Efficient Execution of Duties by Directors
To ensure the efficient execution of duties by Directors, the Company shall implement the following:
i)	The Board of Directors shall meet every month and more often as needed. It shall strive to maintain transparency and soundness of management through the participation of Outside Directors. It shall also establish the Regulations of the Board of Directors and the Standards for Agenda of Board Meetings, thereby clarifying the matters on which the Board of Directors should make decisions.

ii)	Together with the introduction of the Executive Officer System, the Company shall define the separation of duties for Directors, Executive Officers and senior managers, and set up internal rules including the Regulations of Decision-Making Authority, to ensure appropriate and effective execution of duties by Directors, Executive Officers and other senior managers.

iii)	To promote efficient management of the Board of Directors, the Company shall establish a Strategy Review Committee consisting of Senior Executive Officers and senior managers. Based on the reviews of the Committee, Executive Officers and senior managers execute their duties within the authority delegated by the Board of Directors.
(5)	Systems for Ensuring That the Execution of Duties by Directors and Employees Complies With Laws and Regulations, and the Company’s Articles of Incorporation
The Board of Directors makes decisions on important management matters in accordance with laws and regulations and the Regulations of the Board of Directors. Based on the decisions made by the Board of Directors, each Director not only executes his or her own duties but also supervises employees for the execution of their duties, and reports the conditions thereof to the Board of Directors.
The Company shall establish the Compliance Committee as Komatsu to oversee compliance, and the Committee regularly reports its reviews and activities to the Board of Directors. The Company shall also establish a system to ensure Directors and employees thorough compliance to business rules as well as laws and regulations through a variety of measures, including the provision of Komatsu Code of Worldwide Business Conduct, appointment of the Executive Officer in charge of compliance, and establishment of the Compliance Department. Through all of these, we work to supervise, educate and train Directors, Corporate Auditors and employees.
In addition, the Company shall establish the internal reporting system where those who are discretely reporting questionable actions in light of laws and regulations and business rules will not be penalized.
(6)	Systems for Ensuring the Proper Operation of Komatsu Comprising the Company and Its Subsidiaries
i)	The Company shall establish the Affiliated Company Regulations and relevant rules to contribute to proper and efficient operation of Group management while respecting the independence of the management of affiliated companies. Each affiliated company receives prescribed management and support of the department or division of the Company in charge. It shall also position the Komatsu Code of Worldwide Business Conduct, as the code to be applied by all companies affiliated with Komatsu. Each company in Komatsu shall stipulate various regulations for the proper promotion of duties.

ii)	The Company shall assign and dispatch Directors and Corporate Auditors from the Company to major affiliated companies as needed, in order to strengthen corporate governance on a group-wide basis and monitor their management.

iii)	Important committees of the Company, including the Compliance Committee, Risk Management Committee and Export Control Committee, shall take actions with the entire Group in view, and allow representatives of affiliated companies to take part in their meetings on occasion.

iv)	The Company shall make particularly important affiliated companies regularly report to the Board of Directors of the Company on the status of business, including risks and compliance.

v)	The Internal Audit Department of the Company shall audit each division of the Company, and implement or supervise auditing of major affiliated companies that belong to Komatsu. It shall also monitor and instruct each affiliated company on its internal control and operation built in conformity with the Company. The Internal Audit Department regularly reports the internal control and auditing conditions to the Board of Directors, and also reports to the Board of Corporate Auditors as needed.

(7)	Employees Assisting Corporate Auditors for Execution of Their Duties, When They Ask for Such Employees
The Company shall set up the Office of Corporate Auditors’ Staff, which shall assist Corporate Auditors in their duties, and allocate employees who work as assistants to Corporate Auditors either exclusively or concurrently in another position within the Company.
(8)	Matters Regarding the Independence of the Assistants to Corporate Auditors From Directors
i)	Handling of personnel affairs (employment, appointment and personnel changes) of the employees who belong to the Office of Corporate Auditors’ Staff shall be premised on approval of the Standing Corporate Auditors.

ii)	The employees who exclusively assist the Office of Corporate Auditors’ Staff are independent of control and command of the Directors, and their performance shall be rated by the Standing Corporate Auditors.
(9)	Systems for Directors and Employees Reporting to Corporate Auditors; Systems Relating to Other Reports to Corporate Auditors and Ensuring Effective Audits by Corporate Auditors
i)	In accordance with laws and regulations, Corporate Auditors receive reports by Directors, Executive Officers and other senior managers concerning the conditions of execution of their respective duties.

ii)	In the event that Directors find a serious violation of laws and regulations or other important facts regarding compliance at the Company or affiliated companies of Komatsu, they shall report to the Corporate Auditors immediately.

iii)	The Corporate Auditors shall attend various committees and principle meetings concerning internal control as observers, and also read circulars per management approval sent around to obtain the sanction of executives, which are important decision-making documents of the Company, and essential prior settlement documents.

iv)	Corporate Auditors may appoint legal counsels and other advisors needed for the execution of their duties.
(10)	Basic Policy Pertaining to the Elimination of Antisocial Forces
It shall be the basic policy of the Company to prohibit Komatsu from having any relation whatsoever with antisocial movements or groups that threaten the order and security of civil society from the perspectives of social justice and corporate social responsibility.
i)	The above policy shall be provided in Komatsu Code of Worldwide Business Conduct and diffused throughout the Company as well as each company in Komatsu.

ii)	The general affairs divisions of the Head Office of the Company as well as the general affairs divisions of its main offices and Group companies will work with police and other specialized external organizations to prevent the involvement of antisocial movements or groups in its management and quell any harmful effects they may bring about in accordance with the basic policy.

iii)	The Company will do its utmost to collect information and receive education training from the above external organizations and use above information communally both within the Company and among related Group divisions.
END

Consolidated Balance Sheet
(As of March 31, 2010)

(JPY million)
Assets
Current assets:
Cash and cash equivalents	82,429
Time deposits	1,132
Trade notes and accounts receivable, less allowance for doubtful receivables of JPY 14,941 million	447,693
Inventories	396,416
Deferred income taxes and other current assets	112,451

Total current assets	1,040,121

Long-term trade receivables	150,972

Investments:
Investments in and advances to affiliated companies	24,002
Investment securities	60,467
Other	2,399

Total investments	86,868

Property, plant and equipment, less accumulated depreciation	525,100
Goodwill	29,570
Other intangible assets	61,729
Deferred income taxes and other assets	64,695

Total assets	1,959,055

(JPY million)
Liabilities
Current liabilities:
Short-term debt	123,438
Current maturities of long-term debt	105,956
Trade notes, bills and accounts payable	207,024
Income taxes payable	22,004
Deferred income taxes and other current liabilities	183,324

Total current liabilities	641,746

Long-term liabilities:
Long-term debt	356,985
Liability for pension and retirement benefits	46,354
Deferred income taxes and other liabilities	37,171

Total long-term liabilities	440,510

Equity
Komatsu Ltd. Shareholders’ equity
Common stock	67,870
Capital surplus	140,421
Retained earnings:
Appropriated for legal reserve	31,983
Unappropriated	724,090
Accumulated other comprehensive income (loss)	(95,634)
Treasury stock at cost	(34,755)

Total Komatsu Ltd. shareholders’ equity	833,975

Noncontrolling interests	42,824

Total equity	876,799

Total liabilities and equity	1,959,055

Consolidated Statement of Income
(From April 1, 2009 to March 31, 2010)

(JPY million)
Net sales	1,431,564
Cost of sales	1,101,559
Selling, general and administrative expenses	249,286
Other operating income (expenses)	(13,684)

Operating income	67,035
Other income (expenses):
Interest and dividend income	6,158
Interest expense	(8,502)
Other-net	288

Other income (expenses)	(2,056)

Income before income taxes and equity in earnings of affiliated companies	64,979
Income taxes:
Current	32,722
Deferred	(7,358)

Income taxes	25,364

Income before equity in earnings of affiliated companies	39,615
Equity in earnings of affiliated companies	1,588

Net income	41,203

Less net income attributable to noncontrolling interests	(7,644)

Net income attributable to Komatsu Ltd.	33,559

Consolidated Statement of Equity
(From April 1, 2009 to March 31, 2010)
(JPY million)

					Accumulated		Total Komatsu
			Retained earnings		other	Treasury	Ltd.	Non-
	Common	Capital	Appropriated		comprehensive	stock at	shareholders’	controlling	Total
	stock	surplus	for legal reserve	Unappropriated	income (loss)	cost	equity	interests	equity
Balance, beginning of period	67,870	140,092	28,472	719,222	(105,744)	(34,971)	814,941	33,393	848,334

Cash dividends				(25,180)			(25,180)	(3,368)	(28,548)

Transfer to retained earnings appropriated for legal reserve			3,511	(3,511)			—		—

Other changes							—	2,531	2,531

Comprehensive income:

Net income				33,559			33,559	7,644	41,203

Other comprehensive income (loss), net of tax

Foreign currency translation adjustments					(904)		(904)	1,897	993

Net unrealized holding gains (losses) on securities available for sale					5,480		5,480	—	5,480

Pension liability adjustments					4,920		4,920	2	4,922

Net unrealized holding gains (losses) on derivative instruments					614		614	725	1,339

Total comprehensive income							43,669	10,268	53,937

Issuance and exercise of stock acquisition rights		413					413		413

Purchase of treasury stock						(40)	(40)		(40)

Sales of treasury stock		(84)				256	172		172

Balance, end of period	67,870	140,421	31,983	724,090	(95,634)	(34,755)	833,975	42,824	876,799

Notes to Consolidated Statutory Report
Basis of Preparation of Consolidated Statutory Report
Significant Accounting Policies
(1)	Basis of preparation of Consolidated Statutory Report

The Consolidated Statutory Report of Komatsu is prepared in accordance with Article 3, paragraph 1 of the Supplementary Provisions of the Corporate Accounting Regulations (Ordinance of the Ministry of Justice No. 46 of 2009), and the method of preparation conforms to the accounting principles generally accepted in the United States in terms of terminology and format (hereinafter “U.S. GAAP”). However, some description and notes under the mandatory requirements of U.S. GAAP are omitted within the scope of stipulations in the said Paragraph.

(2)	Method and basis of valuation of inventories

Inventories are stated at the lower of cost or market. The cost of finished products and work in process is valued by the specific identification method and the cost of raw materials and supplies is stated at periodic average cost. The cost of finished parts is mainly stated using the first-in first-out method.

(3)	Method and basis of valuation of investment securities

Komatsu has applied the Financial Accounting Standards Board (FASB) Accounting Standards CodificationTM (hereinafter “Codification”) Topic 320, “Investments—Debt and Equity Securities.”

Available-for-sale securities:

Stated at fair market value based on market prices at the balance sheet date (Unrealized gains and losses are reported, net of applicable income taxes, as a separate component of equity, and the cost of securities sold is determined using the moving-average method).

(4)	Depreciation and amortization of fixed assets

Depreciation of property, plant and equipment:

Depreciated principally using the declining-balance method.

Amortization of intangible assets:

Amortized using the straight-line method.

In accordance with Codification Topic 350, “Intangibles—Goodwill and Other,” goodwill and other intangible assets whose useful lives cannot be determined are reviewed for impairment at least annually.

(5)	Allowances

Allowance for doubtful receivables:

To cover possible credit losses on accounts receivables or loans, an allowance for doubtful receivables is provided in the amount deemed uncollectible, which is calculated on the basis of historical default rates for normal claims, or on the basis of individual assessments for specific claims on obligors threatened with bankruptcy.

Liability for pension and retirement benefits:

In accordance with Codification Topic 715, “Compensation—Retirement Benefits,” to prepare for the payment of pension and retirement benefits to employees, a provision is made in the amount deemed necessary as of the balance sheet date based on projected benefit obligations and fair value of the plan assets. Komatsu recognized the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension plans in the consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax.
Prior service cost is amortized on a straight-line basis over the average remaining service period of employees at the time of occurrence of such cost.
Regarding net actuarial loss, an excessive amount of the “corridor” (10% of projected benefit obligations, or fair value of plan assets, whichever is the larger) is amortized on a straight-line basis over the average remaining service period of employees.
(6)	Change in accounting policies

Komatsu adopted Codification Topic 805, “Business Combinations” effective from the fiscal year under review. Topic 805 establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired in the business combination or a gain from a bargain purchase. Topic 805 also requires disclosure to enable the evaluation of the nature and financial effects of the business combination. The adoption of Topic 805 did not have a material impact on our consolidated results of operations and financial condition.

(7)	Adoption of new accounting standards

Starting from the fiscal year under review, Komatsu adopted FASB Statement (SFAS) No. 168, “The FASB Accounting Standards CodificationTM (“Codification”) and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162.” SFAS No.168 defines the Codification as the single source of authoritative nongovernmental U.S. generally accepted accounting principles that supersedes FASB Statements issued before the launch of the Codification. In line with this, effective from the fiscal year under review, the Codification shall be adopted in lieu of FASB Statements that have been previously adopted. SFAS No. 168 was succeeded by Codification Topic 105, “Hierarchy of Generally Accepted Accounting Principles.” The adoption of Topic 105 did not have a material impact on our consolidated results of operations and financial condition.
Komatsu also adopted Codification Topic 810, “Consolidation” effective from the fiscal year under review. Topic 810 establishes the accounting guidance for noncontrolling interests of a subsidiary and deconsolidation of a subsidiary. The Topic also requires disclosures that clearly identify and distinguish the interests of the parent and the interests of the noncontrolling owners.
(8)	Accounting for consumption taxes

Consumption taxes are separately accounted for by excluding them from each transaction amounts.
Notes to Consolidated Balance Sheet
(1)	Accumulated depreciation for property, plant and equipment: JPY 631,973 million

(2)	Accumulated other comprehensive income (loss) consists of foreign currency translation adjustments, net unrealized holding gains (losses) on securities available for sale, pension liability adjustments and net unrealized holding gains (losses) on derivative instruments.

(3)	Assets pledged as collateral:

Cash and cash equivalents	JPY 2 million
Other current assets	JPY 1,887 million
Property, plant and equipment	JPY 4,660 million

Total	JPY 6,549 million
(4)	Guarantee obligations

Guarantee obligations for borrowings made by employees, affiliated companies and others:	JPY 88,379 million
Notes Concerning Per Share Information

(1) Komatsu Ltd. shareholders’ equity per share	JPY	861.51
(2) Basic net income attributable to Komatsu Ltd. per share	JPY	34.67
(3) Diluted net income attributable to Komatsu Ltd. per share	JPY	34.65
Notes Concerning Financial Instruments
Status of financial instruments
The basic financial policy of Komatsu is to secure funds necessary for future business activities and maintain proper liquidity. In accordance with this policy, Komatsu principally uses cash flows from operating activities, and also makes bank borrowings and issues commercial papers, to meet short-term fund demands. In order to flexibly meet medium to long-term fund demands, Komatsu has established an authorized limit of bond issues and an euro medium term note program. With regard to indebtedness for monies borrowed, foreign operations, and foreign currency denominated assets and liabilities, Komatsu is exposed to market risks mainly of fluctuations of foreign exchange rates and interest rates. To reduce these risks occurring in the normal course of business, we utilize, in accordance with Komatsu’s policy and handling regulations, various derivatives for the purpose of hedging. Komatsu does not enter into derivative contracts for trading or speculation.
Matters concerning fair values of financial instruments
Consolidated balance sheet amounts and fair values of financial instruments, and their variances are as follows:
(JPY million)

	Consolidated
	balance sheet
	amount*	Fair value*	Variance
(1) Cash and cash equivalents	82,429	82,429	—
(2) Time deposits	1,132	1,132	—
(3) Trade notes and accounts receivable	447,693	447,693	—
(4) Long-term trade receivables	150,972	150,972	—
(5) Investment securities, marketable equity securities	47,178	47,178	—
(6) Trade notes, bills and accounts payable	(207,024)	(207,024)	—
(7) Short-term debt	(123,438)	(123,438)	—
(8) Long-term debt, including current portion	(462,941)	(460,916)	2,025
(9) Derivatives, net	4,725	4,725	—

*	The figures in parenthesis indicate those posted in liabilities.
Notes:
1.	Method of measurement of fair values of financial instruments and matters concerning securities and derivatives

(1)	Cash and cash equivalents, (2) Time deposits, and (3) Trade notes and accounts receivable

Since these accounts are settled in a short period of time, their consolidated balance sheet amounts approximate their fair values.

(4)	Long-term trade receivables

Fair values of long-term trade receivables are measured by discounting future cash flows at presently expected discount rates. As a result, their consolidated balance sheet amounts approximate their fair values.

(5)	Investment securities, marketable equity securities

Fair values of marketable equity securities whose fair values are estimable are measured based on their market values and the results are reflected as consolidated balance sheet amounts.

(6)	Trade notes, bills and accounts payable, and (7) Short-term debt

Since these accounts are settled in a short period of time, their consolidated balance sheet amounts approximate their fair values.

(8)	Long-term debt, including current portion

Fair values of long-term debt are measured either based on prices on the exchange market or based on the present value of future cash flow for each borrowing calculated by discounting at the borrowing rate at the end of the fiscal year that should be applied to borrowings with similar maturities.

(9)	Derivatives, net

Fair values of derivatives mainly consisting of forward foreign exchange contracts and interest rate swap contracts are measured based on quotes obtained from brokers.
2.	Non-marketable equity securities (consolidated balance sheet amount: JPY 13,289 million) are not included in “Investment securities, marketable equity securities” because it is deemed to be extremely difficult to measure their fair values since they do not have market prices and their future cash flows are not estimable.
Notes Concerning Investment and Rental Property
The total amount of land and buildings held by Komatsu as rental property is immaterial.
Significant Subsequent Events
No items to report.

Non-Consolidated Statutory Report is based on Japanese accounting standards.
Non-Consolidated Balance Sheet
(As of March 31, 2010)

(JPY million)
Assets
Current assets:
Cash and deposits	25,964
Notes receivable-trade	434
Accounts receivable-trade	142,518
Merchandise and finished goods	31,985
Work in process	33,379
Raw materials and supplies	3,921
Prepaid expenses	1,619
Deferred tax assets	15,144
Short-term loans receivable	79,519
Accounts receivable-other	21,647
Other current assets	1,664
Allowance for doubtful accounts	(375)

Total current assets	357,423
Non-current assets:
Property, plant and equipment:
Buildings	57,317
Structures	9,954
Machinery and equipment	69,622
Vehicles	478
Tools, furniture and fixtures	5,769
Land	41,022
Construction in progress	4,416

Total property, plant and equipment	188,580
Intangible assets:
Software	13,564
Other intangible assets	350

Total intangible assets	13,915
Investments and other assets:
Investment securities	45,907
Stocks of subsidiaries and affiliates	302,378
Investments in capital of subsidiaries and affiliates	43,424
Long-term loans receivable	3,656
Long-term prepaid expenses	1,166
Deferred tax assets	11,697
Other investments	14,141
Allowance for doubtful accounts	(3,129)
Allowance for investment loss	(20,038)

Total investments and other assets	399,205

Total non-current assets	601,701

Total assets	959,125

(JPY million)
Liabilities
Current liabilities:
Notes payable-trade	36
Accounts payable-trade	86,176
Short-term loans payable	29,500
Commercial papers	31,000
Current portion of bonds	8,500
Accounts payable-other	10,190
Accrued expenses	18,087
Income taxes payable	9,097
Advances received	1,393
Deposits received	43,249
Provision for bonuses	5,129
Provision for directors’ bonuses	70
Provision for product warranties	5,042
Other current liabilities	2,757

Total current liabilities	250,229
Non-current liabilities:
Bonds payable	90,000
Long-term loans payable	77,000
Provision for retirement benefits	20,578
Other long-term liabilities	2,850

Total non-current liabilities	190,428

Total liabilities	440,658

Net Assets
Shareholders’ equity:
Capital stock	70,120
Capital surplus:	142,689
Legal capital surplus	140,140
Other capital surplus	2,549
Retained earnings:
Legal retained earnings	18,036
Other retained earnings:	304,668
Reserve for special depreciation	82
Reserve for advanced depreciation of non-current assets	14,095
Reserve for special account for advanced depreciation of non-current assets	131
General reserve	210,359
Retained earnings brought forward	80,000

Total retained earnings	322,705
Treasury stock	(34,414)

Total shareholders’ equity	501,101

Valuation and translation adjustments:
Valuation difference on available-for-sale securities	15,429
Deferred gains or losses on hedges	(89)

Total valuation and translation adjustments	15,339

Stock acquisition rights:
Stock acquisition rights	2,026

Total stock acquisition rights	2,026

Total net assets	518,467

Total liabilities and net assets	959,125

Non-Consolidated Statement of Income
(From April 1, 2009 to March 31, 2010)

(JPY million)
Net sales	457,676
Cost of sales	394,167

Gross profit	63,508
Selling, general and administrative expenses	90,337

Operating loss	26,829
Non-operating income:
Interest and dividends income	30,802
Other non-operating income	1,493
Non-operating expenses:
Interest expenses	2,428
Other non-operating expenses	4,158

Ordinary loss	1,120

Extraordinary income:
Gain on sales of land	275
Extraordinary loss:
Loss on sales of land	10
Impairment loss	454
Loss on valuation of investment securities	162
Loss on valuation of stocks of subsidiaries and affiliates	4,473
Provision of allowance for investment loss	6,108
Business structure improvement expenses	1,792

Loss before income taxes	13,845

Income taxes:
Income taxes-current	1,227
Income taxes-deferred	(17,451)

Net income	2,378

Non-Consolidated Statement of Changes in Net Assets
(From April 1, 2009 to March 31, 2010)
(JPY million)

	Shareholders’ equity
		Capital surplus			Retained earnings
						Other retained earnings
								Reserve for
								special
							Reserve for	account for
							advanced	advanced		Retained
		Legal	Other		Legal	Reserve for	depreciation	depreciation		earnings
	Capital	capital	capital	Total capital	retained	special	of non-current	of non-current	General	brought	Total retained
	stock	surplus	surplus	surplus	earnings	depreciation	assets	assets	reserve	forward	earnings
Balance at the end of previous period	70,120	140,140	2,658	142,798	18,036	121	14,609	89	210,359	107,526	350,743
Changes of items during the period
Provision of reserve for special depreciation						9				(9)	—
Reversal of reserve for special depreciation						(49)				49	—
Provision of reserve for advanced depreciation of non-current assets							89			(89)	—
Reversal of reserve for advanced depreciation of non-current assets							(603)			603	—
Provision of reserve for special account for advanced depreciation of non-current assets								131		(131)	—
Reversal of reserve for special account for advanced depreciation of non-current assets								(89)		89	—
Dividends from surplus										(25,180)	(25,180)
Net income										2,378	2,378
Purchase of treasury stock
Disposal of treasury stock			(108)	(108)
Decrease by corporate division-split-off type										(5,236)	(5,236)
Net changes of items other than shareholders’ equity
Total changes of items during the period	—	—	(108)	(108)	—	(39)	(513)	41	—	(27,526)	(28,037)

Balance at the end of current period	70,120	140,140	2,549	142,689	18,036	82	14,095	131	210,359	80,000	322,705

(JPY million)

			Valuation difference on available-for-sale
	Shareholders’ equity		securities
			Valuation		Total
			difference on	Deferred	valuation
		Total	available-for	gains or	and	Stock
	Treasury	shareholders’	-sale	losses on	translation	Acquisition	Total net
	stock	equity	securities	hedges	adjustments	Rights	assets
Balance at the end of previous period	(34,613)	529,049	10,334	(6)	10,328	1,613	540,991
Changes of items during the period
Provision of reserve for special depreciation		—					—
Reversal of reserve for special depreciation		—					—
Provision of reserve for advanced depreciation of non-current assets		—					—
Reversal of reserve for advanced depreciation of non-current assets		—					—
Provision of reserve for special account for advanced depreciation of non-current assets		—					—
Reversal of reserve for special account for advanced depreciation of non-current assets		—					—
Dividends from surplus		(25,180)					(25,180)
Net income		2,378					2,378
Purchase of treasury stock	(30)	(30)					(30)
Disposal of treasury stock	229	120					120
Decrease by corporate division-split-off type		(5,236)					(5,236)
Net changes of items other than shareholders’ equity			5,094	(83)	5,010	412	5,423
Total changes of items during the period	198	(27,948)	5,094	(83)	5,010	412	(22,524)

Balance at the end of current period	(34,414)	501,101	15,429	(89)	15,339	2,026	518,467

Notes to Non-Consolidated Statutory Report
Significant Accounting Policies
(1)	Method and basis of valuation of securities
Investments in subsidiaries and affiliated companies: Stated at cost determined by the moving-average method.
Available-for-sale securities:
Securities whose market value is readily determinable:
Stated at fair market value, based on market quotation at the balance sheet date. (Unrealized gains and losses are reported, net of applicable income taxes, as a separate component of net assets. The cost of securities sold is determined based on the moving-average method.)
Securities whose market value is not readily determinable:
Stated at cost determined by the moving-average method.
(2)	Method and basis of valuation of inventories
Merchandise and finished goods, work in process:
Stated at cost (specific identification method).
Raw materials and supplies: Stated at cost (periodic average method).
The value stated in the balance sheet is computed according to write-downs based on the decreased profitability.
(Changes in accounting policies)
As the “Accounting Standard for Measurement of Inventories” (ASBJ Statement No. 9 amended on September 26, 2008) became effective for business years starting on or before March 31, 2010, the Company adopted this Accounting Standard effective from the fiscal year under review and changed the valuation method of inventories of spare parts from the last-in first-out cost method to the specific identification cost method.
This change has only a minimal impact on operating loss, ordinary loss and loss before income taxes.
(3)	Depreciation of non-current assets
Property, plant and equipment (excluding lease assets): Declining-balance method
Intangible assets(excluding lease assets): Straight-line method
Lease assets
Lease assets pertaining to finance leases that do not transfer ownership of leased property to the lessee: Straight-line method over the lease period as the useful life
Finance leases that do not transfer ownership of leased property to the lessee whose transaction commenced on or before March 31, 2008, are accounted for in the same manner as that applicable to operating lease transactions.
(4)	Allowances and provisions
1)	Allowance for doubtful accounts

To cover possible credit losses on accounts receivables or loans, an allowance for doubtful accounts is provided in the amount deemed uncollectible, which is calculated on the basis of historical default rates for normal claims, or on the basis of individual assessments for specific claims on obligors threatened with bankruptcy.

2)	Allowance for investment loss

In order to prepare for losses from investing in domestic and overseas unlisted companies, allowance for investment loss is accounted for by taking into consideration the financial position of the issuer and fluctuation of the foreign exchange of the country of the issuer.

3)	Provision for bonuses

Provision for bonuses is provided for payment prospect of bonuses to employees at an amount considered to be recorded for the fiscal year.

4)	Provision for directors’ bonuses

Provision for directors’ bonuses is provided for payment prospect of bonuses to Directors at an amount considered to be recorded for the fiscal year.

5)	Provision for product warranties

Provision for product warranties is provided for product after-sales service expenses based on the historical performance.

6)	Provision for retirement benefits

In order to provide for employee retirement benefits, the Company accrues liabilities for severance payments and pension at the amount calculated based on the projected benefit obligations and plan assets at the balance sheet date.

Prior service obligations are charged to income when incurred. Actuarial loss is amortized in an amount proportionally appropriated on a straight-line basis over a 10-year period, which is shorter than the averaged remaining service period of employees, beginning with the following term when the difference is recognized.
(Changes in accounting policies)
The Company adopted the “Partial Amendments to Accounting Standard for Retirement Benefits (Part 3)” (ASBJ Statement No. 19 issued on July 31, 2008) effective from March 31, 2010.
This change has no impact on operating loss, ordinary loss and loss before income taxes.
Net retirement benefit obligation due to the adoption of this Accounting Standard has not been recognized.
(5)	Accounting for income and expenses
In principle, the total amount of the sale price is accounted at the time of delivery to the customer for domestic sales, and at the time of lading for exports. For large machinery and other items necessitating installation work, the sale is accounted when the installation is completed.
(6)	Accounting for consumption taxes
Consumption taxes are separately accounted for by excluding them from each transaction amounts.
Notes to Non-Consolidated Balance Sheet

(1) Accumulated depreciation of property, plant and equipment:	JPY 341,014 million
(2) Contingency liability

Balance of guarantees for debt for borrowings from financial institutions by subsidiaries and affiliates and cooperation companies:	JPY 38,072 million
Balance of guarantees for debt for borrowings from financial institutions by employees (home loans):	JPY 3,192 million
Balance of keep-well agreements for the bonds of subsidiaries and affiliates:	JPY 53,111 million

(3) Receivables from, and debts payable to subsidiaries and affiliates
Short-term receivables from subsidiaries and affiliates:	JPY 189,401 million
Short-term debts payable to subsidiaries and affiliates:	JPY 73,216 million
Long-term receivables from subsidiaries and affiliates:	JPY 3,655 million
Notes to Non-Consolidated Statement of Income

(1) Trading with subsidiaries and affiliates

Sales:	JPY 255,344 million
Purchases:	JPY 132,239 million
Trading other than operating transactions:	JPY 42,534 million
(2)	Impairment loss
In the fiscal year under review, the Company recorded an impairment loss for the following asset groups.

			Impairment Loss
Application	Type	Region	(JPY million)
Operating assets	Machinery and equipment	Chubu area	59
Operating assets	Buildings	Chubu area	42
Operating assets	Tools, furniture and fixtures, etc.	Chubu area	17
Operating assets	Machinery and equipment	Kanto area	314
Operating assets	Buildings	Kanto area	13
Operating assets	Tools, furniture and fixtures, etc.	Kanto area	6
As for the Company’s asset groups, dormant assets are grouped individually while operating assets are grouped as per management accounting items. Following the decision of the Company to close factories and shift production due to a reorganization of the domestic production system, the book value of corresponding assets was lowered to the recoverable amount and the resulting difference was recorded as an impairment loss (454 million yen) under Extraordinary loss. The recoverable amount was calculated using the net selling price.
(3)	Business structure improvement expenses
Business structure improvement expenses consisted of 1,578 million yen of expenses incurred for removal, relocation and process development of equipment in connection of restructuring the production system and 214 million yen of expenses incurred for sale and disposal of noncurrent assets such as machinery and equipment.
Notes to Non-Consolidated Statement of Changes in Net Assets
(1)	Type and number of shares issued and outstanding

	Number of			Number of
	Shares as of	Number of	Number of	Shares as of
Type	March 31, 2009	Shares Increased	Shares Decreased	March 31, 2010
Common stock	998,744,060	—	—	998,744,060
(2)	Type and number of treasury shares

	Number of			Number of
	Shares as of	Number of	Number of	Shares as of
Type	March 31, 2009	Shares Increased	Shares Decreased	March 31, 2010
Common stock*1,2	30,340,989	18,041	201,084	30,157,946

Notes:

1.	The increase of number of treasury shares by 18,041 is due to purchases of shares constituting less than one unit of shares.

2.	The decrease of number of treasury shares by 201,084 consists of the following.
1)	200,000 shares by the exercise of stock options

2)	1,084 shares by sales of shares constituting less than one unit of shares
(3)	Dividends
1)	Payment amount of dividends

		Total	Dividend
	Type of	Dividends	per Share		Effective
Resolution	Shares	(JPY million)	(JPY)	Record Date	Date
Ordinary General Meeting of Shareholders held on June 24, 2009	Common stock	17,431	18	March 31, 2009	June 25, 2009
Board of Directors Meeting held on October 29, 2009	Common stock	7,748	8	September 30, 2009	November 27, 2009
2)	Among dividends of which record date is in the fiscal year and effective date is in the next fiscal year

		Resource	Total	Dividend
	Type of	of	Dividends	per Share	Record	Effective
Planned Resolution	Shares	Dividends	(JPY million)	(JPY)	Date	Date
Ordinary General Meeting of Shareholders to be held on June 23, 2010	Common stock	Retained earnings	7,748	8	March 31, 2010	June 24, 2010
(4)	Matters concerning Stock Acquisition Rights

		Number of Shares Allocated for Stock Acquisition Rights
		Number of
	Type of Shares	Shares at			Number of
Breakdown of	Allocated for	Previous	Increase	Decrease	Shares at
Stock Acquisition	Stock Acquisition	Fiscal	During the	During the	Fiscal
Rights	Rights	Year-end	Fiscal Year	Fiscal Year	Year-end
2003 Stock Acquisition Rights*1	Common stock	200,000	—	200,000	—
2004 Stock Acquisition Rights	Common stock	330,000	—	—	330,000
2005 Stock Acquisition Rights	Common stock	680,000	—	—	680,000
2006 Stock Acquisition Rights No. 1*2	Common stock	230,000	—	—	230,000
2006 Stock Acquisition Rights No. 2 *2	Common stock	426,000	—	—	426,000
2007 Stock Acquisition Rights No. 1 *2	Common stock	239,000	—	—	239,000

		Number of Shares Allocated for Stock Acquisition Rights
		Number of
	Type of Shares	Shares at			Number of
Breakdown of	Allocated for	Previous	Increase	Decrease	Shares at
Stock Acquisition	Stock Acquisition	Fiscal	During the	During the	Fiscal
Rights	Rights	Year-end	Fiscal Year	Fiscal Year	Year-end
2007 Stock Acquisition Rights No. 2 *2	Common stock	323,000	—	—	323,000
2008 Stock Acquisition Rights No. 1 *2	Common stock	192,000	—	—	192,000
2008 Stock Acquisition Rights No. 2 *2	Common stock	271,000	—	—	271,000
2009 Stock Acquisition Rights No. 1 *2, 3	Common stock	—	239,000	—	239,000
2009 Stock Acquisition Rights No. 2 *2, 3	Common stock	—	403,000	—	403,000
Notes:

1.	The decrease in shares recorded this fiscal year for the Stock Acquisition Rights is due to exercise of Stock Acquisition Rights.

2.	Stock Acquisition Rights No. 1 were issued as remuneration for Directors of the Company as per the Corporation Act. Stock Acquisition Rights No. 2 were issued gratis to employees of the Company or others as per the Corporation Act.

3.	The increase in shares recorded this fiscal year for the Stock Acquisition Rights is due to new issue of Stock Acquisition Rights. As of March 31, 2010, the period during which Stock Acquisition Rights may be exercised has not arrived.
Notes Concerning Tax Effect Accounting
Major reasons for the accrual of deferred tax assets and deferred tax liabilities

(Deferred tax assets) Provision for product warranties	JPY	2,042 million
Inventories	JPY	1,749 million
Provision for bonuses	JPY	2,077 million
Provision for retirement benefits	JPY	9,819 million
Allowance for investment loss	JPY	8,115 million
Impairment loss	JPY	7,952 million
Investment securities and stocks of subsidiaries and affiliates	JPY	10,110 million
Net operating loss carried forward	JPY	15,101 million
Others	JPY	6,803 million

Subtotal deferred tax assets	JPY	63,772 million
Less valuation allowance	JPY	(17,112) million

Total deferred tax assets	JPY	46,659 million
(Deferred tax liabilities)
Reserve for advanced depreciation of non-current assets	JPY	(9,594) million
Valuation difference on available-for-sale securities	JPY	(9,792) million

Others	JPY	(431) million

Total deferred tax liabilities	JPY	(19,818) million

Net deferred tax assets	JPY	26,841 million
Notes Concerning Lease Assets Used by Lease
(1)	Leases whose transaction commenced on or before March 31, 2008
1)	Equivalents for leased assets (purchase price equivalent, accumulated depreciation equivalent, fiscal year-end amount outstanding equivalent)
(JPY million)

		Accumulated	Fiscal Year-end
	Purchase Price	Depreciation	Amount Outstanding
	Equivalent	Equivalent	Equivalent
Tools, furniture and fixtures	4,451	2,934	1,516
Others	6,322	3,503	2,818
Total	10,773	6,438	4,335
2)	The present value of future rental expenses under capital leases

Due within one (1) year	JPY 1,647 million
Due over one (1) year	JPY 2,961 million

Total	JPY 4,609 million
3)	Lease expenses, depreciation equivalent and interest expense equivalent

Lease expenses	JPY 1,823 million
Depreciation equivalent	JPY 1,698 million
Interest expense equivalent	JPY 145 million
4)	Method for calculating depreciation equivalent amount of expenses

Depreciation equivalent is calculated by the straight-line method over the lease period without residual value.

5)	Method for calculating the interest equivalent

The difference between the total lease expenses and the purchase price equivalent is deemed as the interest equivalent and the interest method is used to amortize the interest equivalent for each period.
(2)	Leases whose transaction commenced on or after April 1, 2008
1)	Type of lease assets

Principally, data processing-related equipment (tools, furniture and fixtures)

2)	Depreciation of lease assets

As described in “(3) Depreciation of non-current assets” under Significant Accounting Policies.

Notes Concerning Related Party Transactions
Subsidiaries and other affiliated companies
(JPY million)

		Holding
	Company	Voting	Relationship with		Transaction		Outstanding
Attribute	Name	Rights	Related Party	Transaction	Amount	Category	Balance
Subsidiary	Komatsu Construction Equipment Sales and Service Japan Ltd.	Holding directly 100%	Sale of the Company’s products Dispatched Director	Sale of products, etc.*1	64,949	Accounts receivable-trade	31,941
				Cash Management System lending*2	14,579	Short- term loans receivable	13,000
	Komatsu Rental Japan Ltd.	Holding directly 79%	Rental of the Company’s products Dispatched Director	Cash Management System lending*2	29,922	Short- term loans receivable	31,831
	Komatsu Financial Europe N.V.	Holding indirectly 100%	Retail finance relating to the sale of the Company’s products	Guarantees for debt*3	16,444	—	—
	Komatsu Castex Ltd.	Holding directly 100%	Manufacture and sale of steel castings, etc. relating to the Company’s products	Cash Management System lending*2	13,475	Short- term loans receivable	16,000
	Komatsu Forklift Japan Ltd.	Holding indirectly 100%	Sale of the Company’s products	Cash Management System lending*2	12,359	Short- term loans receivable	11,450
	Komatsu Utility Co., Ltd.	Holding directly 100%	Manufacture and sale of the Company’s products Dispatched Director	Cash Management System borrowing*2	11,331	Deposits received	16,101
In the above amounts, consumption taxes are not included in the transaction amounts.
Notes concerning transaction conditions and policies, etc. for their determination
1.	Product selling prices and other sales conditions are decided by negotiation, taking into account market conditions.

2.	The interest rates of Cash Management System borrowing and lending are reasonably decided taking market interest rates into consideration. Transaction amount shows the average balance during the fiscal year because the transactions are repetitive.

3.	Guarantees for debt are with respect to borrowings from financial institutions.
Notes Concerning Per share Information

(1) Net assets per share	JPY	533.19
(2) Net income per share	JPY	2.46
Other Notes
Amounts less than JPY 1 million in this document are rounded off.

[English Translation of the Independent Auditors’ Report Originally Issued in the Japanese Language]
Independent Auditors’ Report
May 11, 2010
The Board of Directors
Komatsu Ltd.

KPMG AZSA & Co.
Tsutomu Takahashi (Seal) Designated and Engagement Partner Certified Public Accountant

Yoshiteru Yamamoto (Seal)
Designated and Engagement Partner Certified Public Accountant

Takaki Okano (Seal)
Designated and Engagement Partner Certified Public Accountant
We have audited the consolidated statutory report, comprising the consolidated balance sheet, the consolidated statement of income, the consolidated statement of equity and the related notes of Komatsu Ltd. as of March 31, 2010 and for the year from April 1, 2009 to March 31, 2010 in accordance with Article 444, Paragraph 4 of the Corporation Act. The consolidated statutory report is the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated statutory report based on our audit as independent auditors.
We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the consolidated statutory report is free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the consolidated statutory report. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated statutory report referred to above presents fairly, in all material respects, the financial position and the results of operations of Komatsu Ltd. and its consolidated subsidiaries for the period, for which the consolidated statutory report was prepared, in conformity with accounting principles generally accepted in the United States under Article 3, paragraph 1 of the Supplementary Provisions of the Corporate Accounting Regulations (Ordinance of the Ministry of Justice No. 46 of 2009) of Japan (refer to “Significant Accounting Policies” of “Basis of Preparation of Consolidated Statutory Report” of “Notes to Consolidated Statutory Report”).
Additional Information
As mentioned in “Basis of Preparation of Consolidated Statutory Report” of “Notes to Consolidated Statutory Report,” Komatsu adopted the Financial Accounting Standards Board Accounting Standards CodificationTM 810, “Consolidation” effective April 1, 2009, and prepared the consolidated statutory report in accordance with this accounting standard.
Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.
END

[English Translation of the Independent Auditors’ Report Originally Issued in the Japanese Language]
Independent Auditors’ Report
May 7, 2010
The Board of Directors
Komatsu Ltd.

KPMG AZSA & Co.
Tsutomu Takahashi (Seal) Designated and Engagement Partner Certified Public Accountant

Yoshiteru Yamamoto (Seal)
Designated and Engagement Partner Certified Public Accountant

Takaki Okano (Seal)
Designated and Engagement Partner Certified Public Accountant
We have audited the statutory report, comprising the non-consolidated balance sheet, the non-consolidated statement of income, the non-consolidated statement of changes in net assets and the related notes, and supplementary schedules thereof of Komatsu Ltd. as of March 31, 2010 and for the 141st fiscal year from April 1, 2009 to March 31, 2010, in accordance with Article 436, Paragraph 2, Item 1 of the Corporation Act. The statutory report and supplementary schedules thereof are the responsibility of the Company’s management. Our responsibility is to express an opinion on the statutory report and supplementary schedules thereof based on our audit as independent auditors.
We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and supplementary schedules thereof are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supplementary schedules thereof. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the statutory report and supplementary schedules thereof referred to above present fairly, in all material respects, the financial position and the results of operations of Komatsu Ltd. for the period, for which the statutory report and supplementary schedules thereof were prepared, in conformity with accounting principles generally accepted in Japan.
Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.
END

[English Translation of the Board of Corporate Auditors’ Report Originally Issued in the Japanese Language]
Board of Corporate Auditors’ Report
Regarding the execution of duties by the Directors for the 141st Fiscal Year from April 1, 2009 to March 31, 2010, we have prepared this Audit Report upon deliberation based on the audit reports prepared by each Corporate Auditor and hereby report as follows:
1.	Auditing Methods Employed by the Corporate Auditors and Board of Corporate Auditors and Details of Such Methods

We established auditing policies, allocation of duties and other relevant matters, and received reports from each Corporate Auditor regarding their execution of audits and results thereof, as well as reports from the Directors, other relevant personnel, and the Accounting Auditor regarding execution of their duties, and sought explanations as necessary.

Each Corporate Auditor complied with the auditing standards of Corporate Auditors established by the Board of Corporate Auditors, followed the auditing policies, allocation of duties, and other relevant matters, communicated with such as the Directors, the Internal Auditing Department and other employees, and made efforts to establish the environment for collecting department information and auditing, and participated in the meetings of the Board of Directors and other important meetings, received reports from such as the Directors and employees regarding execution of their duties, sought explanations as necessary, examined important authorized documents and associated information, and studied the operations and status of assets at the head office and principal offices. In addition, we monitored and verified the content of the resolution of the Board of Directors concerning the maintenance of the systems necessary to ensure that the execution of duties by the Directors complies with laws and regulations and the Articles of Incorporation, and other systems necessary to ensure the properness of operations of a Stock Company stipulated in Article 100, Paragraph 1 and Paragraph 3 of the Enforcement Regulations of the Corporation Act and the status of the system based on such Resolution (Internal Control Systems). With respect to subsidiaries, we communicated and exchanged information with Directors and Corporate Auditors of subsidiaries, and received reports with respect to their business from subsidiaries as necessary. Based on the above methods, we examined the business reports and supplementary schedules thereof for this fiscal year.

Furthermore, we monitored and verified whether the Accounting Auditor maintained its independence and implemented appropriate audits, and we received reports from the Accounting Auditor regarding the execution of its duties and sought explanations as necessary. In addition, we received notice from the Accounting Auditor that “the System for ensuring that duties are executed properly” (matters set forth in each item of Article 131 of the Corporate Accounting Regulations) is organized in accordance with the “Quality Management Standards Regarding Audits” (Business Accounting Council, October 28, 2005) and other relevant standards, and sought explanations as necessary. Based on the above methods, we examined the non-consolidated statutory report (“non-consolidated balance sheet,” “non-consolidated statement of income,” “non-consolidated statement of changes in net assets,” and “notes to non-consolidated statutory report”) and supplementary schedules thereof, and consolidated statutory report (“consolidated balance sheet,” “consolidated statement of income,” “consolidated statement of equity,” and “notes to consolidated statutory report”) for this fiscal year.

2.	Result of Audit

(1)	Results of Audit of Business Report and Other Relevant Documents
1)	We confirm that the business report and supplementary schedules thereof fairly represent the Company’s condition in accordance with the related laws and regulations and the Articles of Incorporation.

2)	We have found no significant evidence of wrongful acts or violations of either related laws and regulations, or the Articles of Incorporation with regard to the execution of duties by the Directors.

3)	We confirm that the content of the resolution of the Board of Directors regarding Internal Control Systems is appropriate. In addition, we have found no matters to remark on in regard to the execution of duties by the Directors regarding the Internal Control Systems.
(2)	Result of Audit of non-consolidated statutory report and supplementary schedules thereof

We confirm that the methods and results of the audit employed by the Accounting Auditor, KPMG AZSA & Co., are proper.

(3)	Result of Audit of consolidated statutory report

We confirm that the methods and results of the audit employed by the Accounting Auditor, KPMG AZSA & Co., are proper.
May 14, 2010

The Board of Corporate Auditors

Masaji Kitamura (Seal) Standing Corporate Auditor

Kyoji Torii (Seal) Standing Corporate Auditor

Makoto Okitsu (Seal) Corporate Auditor

Hiroyuki Kamano (Seal) Corporate Auditor

Kunihiro Matsuo (Seal) Corporate Auditor
(Note) Corporate Auditors Makoto Okitsu, Hiroyuki Kamano and Kunihiro Matsuo are Outside Corporate Auditors as stipulated in the Corporation Act.
END

Reference Materials for the General Meeting of Shareholders
Proposed Resolution and Reference Information:
Item 1: Appropriation of Surplus
The Company is building a sound financial position and flexible and agile corporate strength to increase its corporate value. Concerning cash dividends to shareholders, the Company continues to maintain the policy of redistributing profits by considering consolidated business results to strive to continue stable dividends. Specifically, the Company has set the goal of a consolidated payout ratio of 20% or higher, and maintains the policy of not decreasing dividends, as long as a consolidated payout ratio does not surpass 40%.
For the 141st fiscal year, the Company proposes to pay a year-end dividend of surplus as follows, in consideration of the Company’s business performance for the fiscal year and future business development.
(1)	Type of the dividend assets

Cash

(2)	Matters concerning allotment and total amount of the dividend assets

JPY 8 per one (1) common share of the Company (a decrease of JPY 10 per one (1) common share of the Company over the previous fiscal year) Total amount of the dividend assets: JPY 7,748,688,912

(3)	Effective date of dividends of surplus

Thursday, June 24, 2010
Accordingly, combined with the interim dividend of JPY 8 per one (1) common share of the Company, the annual dividend will be JPY 16 per one (1) common share of the Company for this fiscal year, a decrease of JPY 24 per one (1) common share of the Company over the previous fiscal year. The consolidated payout ratio is 38%, not factoring in expenses incurred for structural reforms (JPY 12 billion at operating income, JPY 7.3 billion at net income attributable to Komatsu Ltd.).

Item 2: Election of Ten (10) Directors
The terms of office of all of the ten (10) Directors will expire as of the close of this Ordinary General Meeting of Shareholders.
Accordingly, the Company proposes that ten (10) Directors be elected.
The candidates for the positions are as follows:

Number of
No. of		Career Summary and Position		Shares of the
Candi-	Name	(In Charge at the Company and Important Concurrent		Company Held
date	(Date of Birth)	Positions Held in Other Organizations)		(shares)
1	Masahiro Sakane	4/1963	Joined the Company	101,900
	(January 7, 1941)	6/1989	Director
		6/1994	Managing Director
		6/1997	Executive Managing Director
		6/1999	Executive Vice President and Representative Director
		6/2001	President and Representative Director
		6/2003	CEO*1
		6/2007	Chairman of the Board and Representative Director (current)
[In Charge at the Company and Important Concurrent Positions Held in Other Organizations] Outside Director of Nomura Holdings, Inc. Outside Director of Tokyo Electron Limited
2	Kunio Noji	4/1969	Joined the Company	73,200
	(November 17, 1946)	6/1997	Director
		6/1999	Executive Officer
		6/2000	Senior Executive Officer
		6/2001	Managing Director
		4/2003	Director and Senior Executive Officer
		6/2007	President and Representative Director, and CEO*1 (current)
3	Yoshinori Komamura	4/1970	Joined the Company	28,000
	(February 20, 1948)	4/2005	Senior Executive Officer
		4/2005	President of Construction & Mining Equipment Marketing Division (current)
		6/2005	Director (current)
		4/2007	Senior Executive Officer (current)
[In Charge at the Company and Important Concurrent Positions Held in Other Organizations] President of Construction & Mining Equipment Marketing Division

Number of
No. of		Career Summary and Position		Shares of the
Candi-	Name	(In Charge at the Company and Important Concurrent		Company Held
date	(Date of Birth)	Positions Held in Other Organizations)		(shares)
4	Yasuo Suzuki	4/1970	Joined the Company	24,500
	(January 28, 1948)	6/2002	Executive Officer
		4/2004	Senior Executive Officer
		6/2004	Director (current)
		4/2007	Senior Executive Officer (current)
		4/2009	President of Industrial Machinery Division (current)
[In Charge at the Company and Important Concurrent Positions Held in Other Organizations] President of Industrial Machinery Division
In Charge of the Ishikawa Prefecture Area Outside Director of Fuji Technica Inc.
5	Kenji Kinoshita	7/1971	Joined the Company	36,100
	(October 7, 1947)	6/2000	Executive Officer
		6/2001	CFO*2 (current)
		4/2004	Senior Executive Officer
		6/2007	Director (current)
		4/2008	Senior Executive Officer (current)
[In Charge at the Company and Important Concurrent Positions Held in Other Organizations] CFO*2 Supervising Investor Relations
6	Masao Fuchigami	4/1972	Joined the Company	15,000
	(May 19, 1949)	6/2001	Executive Officer
		4/2007	Senior Executive Officer
		4/2009	Senior Executive Officer (current)
		6/2009	Director (current)
[In Charge at the Company and Important Concurrent Positions Held in Other Organizations] Supervising Environment, Research, Design & Development and Quality Assurance

Number of
No. of		Career Summary and Position		Shares of the
Candi-	Name	(In Charge at the Company and Important Concurrent		Company Held
date	(Date of Birth)	Positions Held in Other Organizations)		(shares)
7	Tetsuji Ohashi	4/1977	Joined the Company	20,700
	(March 23, 1954)	4/2007	Executive Officer
		4/2007	President of Production Division (current)
		4/2008	Senior Executive Officer (current)
		6/2009	Director (current)
[In Charge at the Company and Important Concurrent Positions Held in Other Organizations] President of Production Division Supervising Production and e-KOMATSU
8	Kensuke Hotta	4/1962	Joined The Sumitomo Bank, Ltd. (now Sumitomo Mitsui	1,000
	(October 12, 1938)		Banking Corporation, hereinafter #147;the Bank#148;)
		6/1987	Director of the Bank
		10/1990	Managing Director of the Bank
		10/1992	Senior Managing Director and Representative Director
of the Bank
		6/1997	Deputy President and Representative Director of the
Bank
		1/2001	Chairman of Morgan Stanley Japan Limited
		4/2006	Chairman and Representative Director of Morgan Stanley
Japan Securities Co., Ltd. (now Morgan Stanley MUFG
Securities Co., Ltd.)
		10/2007	Chairman and Representative Director of Hotta Partners
Inc. (current)
		12/2007	Senior Advisor of Morgan Stanley Japan Securities Co.,
Ltd.
		6/2008	Director of the Company (current)
		12/2008	Chairman and Representative Director of Greenhill &
Co. Japan Ltd. (current)
[In Charge at the Company and Important Concurrent Positions Held in Other Organizations]
Chairman and Representative Director of Greenhill & Co. Japan Ltd. Chairman and Representative Director of Hotta Partners Inc.
Outside Corporate Auditor of Mitsui O.S.K. Lines, Ltd.
Outside Corporate Auditor of SEIREN CO., LTD.
9	Noriaki Kano	10/1982	Professor at Faculty of Engineering, Tokyo University	6,000
	(April 29, 1940)		of Science
		6/2006	Professor Emeritus at Tokyo University of Science
(current)
		6/2008	Director of the Company (current)

Number of
No. of		Career Summary and Position		Shares of the
Candi-	Name	(In Charge at the Company and Important Concurrent		Company Held
date	(Date of Birth)	Positions Held in Other Organizations)		(shares)
10	*Kouichi Ikeda	4/1963	Joined Asahi Breweries, Ltd.	0
	(April 21, 1940)	3/1996	Director of Asahi Breweries, Ltd.
		3/1997	Managing Director of Asahi Breweries, Ltd.
		3/1999	Senior Managing Director of Asahi Breweries, Ltd.
		3/2000	Senior Managing Executive Officer of Asahi Breweries,
Ltd.
		3/2001	Senior Managing Director and Senior Managing Executive
Officer of Asahi Breweries, Ltd.
		1/2002	President and COO*3 of Asahi Breweries, Ltd.
		3/2006	Chairman of the Board and CEO*1 of Asahi
Breweries, Ltd.
		3/2010	Corporate Advisor of Asahi Breweries, Ltd. (current)

*1	CEO: Chief Executive Officer

*2	CFO: Chief Financial Officer

*3	COO: Chief Operating Officer

Notes:

1.	A candidate marked with an asterisk (*) is a new candidate for Director.

2.	There are no special interests between the candidates and the Company.

3.	Messrs. Kensuke Hotta, Noriaki Kano and Kouichi Ikeda are candidates for Outside Directors. The Company designated Messrs. Kensuke Hotta and Noriaki Kano as Independent Directors and notified the Tokyo Stock Exchange and Osaka Securities Exchange in accordance with their criteria. Also, the Company plans to designate Mr. Kouichi Ikeda as another Independent Director and notify his candidature to the aforementioned stock exchanges.

4.	Matters regarding candidates for Outside Directors
(1)	Reasons for nomination as candidates for Outside Directors

Name	Reasons for Nomination as Candidates
Kensuke Hotta	Having served as Representative Director of The Sumitomo Bank, Ltd. (now Sumitomo Mitsui Banking Corporation) and as Representative Director of Morgan Stanley Japan Securities Co., Ltd.(now Morgan Stanley MUFG Securities Co., Ltd.), Mr. Kensuke Hotta has been active internationally in the financial field and has considerable insight and profound experience in the business world.
Using this insight and experience, his proposals concerning the overall management of the Company are expected to contribute to sustaining and improving transparency and soundness of management and enhancing corporate governance. Therefore, the Company nominates him as a candidate for Outside Director.

Noriaki Kano	Having served as President of the Japanese Society for Quality Control, Dr. Noriaki Kano has been active internationally as a specialist of quality control and has considerable insight and profound experience.
Using this insight and experience, his proposals concerning the overall management of the Company are expected to pursue higher “Quality and Reliability”, the Company’s fundamentals, and enhance corporate value. Therefore, the Company nominates him as a candidate for Outside Director.
The Company judged that although Dr. Noriaki Kano has no experience in participating in the management of other companies directly, he would be able to execute the duties of Outside Director adequately because of the above reasons.

Name	Reasons for Nomination as Candidates
Kouichi Ikeda	Having served as Representative Director of Asahi Breweries, Ltd., Mr. Kouichi Ikeda has considerable insight and profound experience in the business world.
Using this insight and experience, his proposals concerning the overall management of the Company are expected to contribute to sustaining and improving transparency and soundness of management and enhancing corporate governance. Therefore, the Company nominates him as a candidate for Outside Director.
(2)	Outline of facts pertaining to violations of laws and regulations or the Articles of Incorporation or facts of any other unjust acts committed at other companies by candidates for Outside Directors while serving as Director, Executive Officer or Corporate Auditor of said other companies in the past five (5) years, as well as actions taken to prevent reoccurrences and respond after occurrence while serving as Outside Directors or Corporate Auditors of said other companies

Sekisui Chemical Co., Ltd., where Dr. Noriaki Kano served as Outside Corporate Auditor until June 2009, received a cease and desist order and a payment order for surcharge from the Japan Fair Trade Commission in June 2007 for violation of Article 3 of the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade on the retail prices of polyethylene gas pipes and joints for gas companies.
Dr. Noriaki Kano had been regularly making remarks and promoting awareness about compliance at the Board of Directors of Sekisui Chemical Co., Ltd., mainly from customer-oriented point of view. After the facts came to light he proposed, to create an investigation committee including third parties, as a member of the Board of Corporate Auditors of Sekisui Chemical Co., Ltd. In addition, he has continued to observe the situations based on reports on the implementation of preventative measures and requested explanation as needed.
(3)	When candidates for Outside Directors are currently serving as Outside Director or Corporate Auditor of the Company, the number of years since they took office

Position	Name	Number of Years in Office
Outside Director	Kensuke Hotta	2
Outside Director	Noriaki Kano	2
Note: “Number of Years in Office” above shows the time from the day of the General Meeting of Shareholders when such Outside Director was elected for the first time to the day of this Ordinary General Meeting of Shareholders.

(4)	The Company has entered into a limited liability agreement with each of Mr. Kensuke Hotta and Dr. Noriaki Kano that limits their liability for damages under Article 423, Paragraph 1 of the Corporation Act, in accordance with Article 427, Paragraph 1 of the same. If their reelections are approved, the Company intends to continue the aforesaid agreement. The minimum liability amount under this agreement shall be equivalent to the amount stipulated in the Corporation Act etc. If Mr. Kouichi Ikeda is elected, the Company shall enter into the similar agreement as agreed with Mr. Kensuke Hotta and Dr. Noriaki Kano.

Item 3:	Election of One (1) Corporate Auditor
The term of office of Mr. Makoto Okitsu as Corporate Auditor will expire as of the close of this Ordinary General Meeting of Shareholders. Accordingly, the Company proposes that One (1) Corporate Auditor be elected.
This item for resolution was reviewed and approved by the Board of Corporate Auditors.
The candidate for the position is as follows:

Number of Shares of the
Name	Career Summary and Position		Company Held
(Date of Birth)	(Important Concurrent Positions Held in Other Organizations)		(shares)
Makoto Okitsu (December 2, 1939)	4/1963	Joined Teijin Limited	0
	6/1994	Director of Teijin Seiki Co., Ltd.
	6/1996	Managing Director of Teijin Seiki Co., Ltd.
	6/1998	President & Chief Executive Officer (CEO) of Teijin Seiki Co., Ltd.
	6/1999	Director of Teijin Limited
	9/2003	Representative Director, President & Chief Executive Officer (CEO) of Nabtesco Corporation
	6/2004	Director of Teijin Limited
	6/2005	Chairman, Director of the Board of Teijin Limited
	6/2005	Chairman of Nabtesco Corporation
	6/2006	Chairman of the Board of Teijin Limited
	6/2006	Corporate Auditor of the Company (current)
	6/2008	Advisor of Teijin Limited (current)
Notes:
1.	There are no special interests between the candidate and the Company.

2.	Mr. Makoto Okitsu is a candidate for Outside Corporate Auditor. The Company specifies Mr. Makoto Okitsu as an Independent Corporate Auditor based on the provisions of Tokyo Stock Exchange and Osaka Securities Exchange and his candidature has been submitted to the aforementioned stock exchanges.

3.	Matters regarding the candidate for Outside Corporate Auditor
(1)	Reason for nomination as a candidate for Outside Corporate Auditor

Having served as Representative Director of Teijin Limited and Nabtesco Corporation, Mr. Makoto Okitsu has considerable insight and profound experience in the business world. Using this insight and experience, Mr. Makoto Okitsu is expected to provide audits of the overall management of the Company from a broad and high-level perspective. Therefore, the Company nominates him as a candidate for Outside Corporate Auditor.

(2)	When candidate for Outside Corporate Auditor is currently serving as Corporate Auditor of the Company, the number of years since he took office

Number of
Name	Years in Office
Makoto Okitsu	4

Note:	“Number of Years in Office” above shows the time from the day of the General Meeting of Shareholders when the Outside Corporate Auditor was elected for the first time to the day of this Ordinary General Meeting of Shareholders.
(3)	The Company has entered into a limited liability agreement with Mr. Makoto Okitsu that limits his liability for damages under Article 423, Paragraph 1 of the Corporation Act, in accordance with Article 427, Paragraph 1 of the same. If his reelection is approved, the Company intends to continue the aforesaid agreement. The minimum liability amount under this agreement shall be equivalent to the amount stipulated in the Corporation Act etc.

(For reference) Revision of System of Remuneration for Directors
Taking the results of deliberations and reports of the Compensation Advisory Committee into consideration, the Company resolved at a meeting of the Board of Directors held on April 27, 2010 to revise the remuneration system for Directors as described below for the purpose of fostering the same perspective on corporate value with the shareholders, and consequently clarifying their incentive to enhance the long-term corporate value of the Company, by linking the remuneration of Directors more closely to the Company’s consolidated performance.
The total amount of the “performance-based remuneration” for Directors, separate from the fixed remuneration (paid monthly), is determined by using the Company’s consolidated performance as an indicator, and is composed of (1) the cash remuneration (bonuses) and (2) the stock based remuneration.
The total amount of the new “performance-based remuneration” shall be calculated each year by evaluating ROE (Net income attributable to Komatsu Ltd. on Komatsu Ltd. shareholders’ equity) and ROA (Income before income taxes and equity in earnings of affiliated companies on Total assets) on a consolidated basis at the ratio described in the below table as the basic indicators, and factoring in the growth (growth rate of consolidated sales) and the profitability (profit margin of segment) as the adjustment indicators. Regarding the amount levels of the “performance-based remuneration,” the maximum amount thereof shall be roughly 60% of the total amount of annual remuneration of Directors (which is made up of the fixed remuneration (paid monthly) and the performance-based remuneration) and the minimum will be zero (0) (in which case, only the fixed remuneration will be paid to the Directors).

	Indicator	ratio
Basic Indicators	Consolidated ROE (Net income attributable to Komatsu Ltd. on Komatsu Ltd. shareholders’ equity)	70%
	Consolidated ROA (Income before income taxes and equity in earnings of affiliated companies on Total assets)	30%
Adjustment Indicators	Adjustment according to growth rate of consolidated sales and profit margin of segment
(1) Cash Remuneration (Bonuses)
Two thirds (2/3) of the total amount of “performance-based remuneration” shall be paid to the Directors in the form of cash as bonuses.
(2) Stock-Based Remuneration
One third (1/3) of the total amount of “performance-based remuneration” shall be paid to the Directors in the form of “stock-based remuneration.” Since it is difficult to supply the stock itself to the Directors under currently applicable laws in Japan, “stock-based remuneration” will be supplied by granting Stock Acquisition Rights, where the amount to be paid will be JPY 1 per each one (1) common share to be transferred upon exercise of the right, which will produce the effects similar to supplying the stock itself. For the purpose of fostering the same perspective on corporate value with the shareholders, the Company shall lay down the guidelines promoting the long-term holding by Directors of the Company’s stock.
If Item 5 of the proposal below, which requests the shareholders’ approval of such “stock based remuneration,” is approved, the former type of stock options shall no longer be granted to the Directors of the Company.
Notwithstanding changes above, the fixed portion of the Directors’ remuneration (paid monthly) will not change. The remuneration for Corporate Auditors is composed only of the fixed remuneration (paid monthly) and the Corporate Auditors will not be eligible to the new “performance-based remuneration” system.

Item 4:	Payment of Bonuses for Directors
The Company proposes to pay bonuses within the range of JPY 68 million in total to the ten (10) Directors who were in office as of the end of the 141st fiscal year (of which, JPY 7 million in total to the three (3) Outside Directors).
The bonuses referred to in this Item fall under the category of “cash remuneration (bonuses)” as part of the new “performance-based remuneration” system, for which two thirds (2/3) of the total amount of “performance-based remuneration” for this fiscal year will be allocated based on the aforementioned indicators.
The Company requests that the details such as the amount and timing of payment to each Director shall be left to the decision of the Board of Directors.

Item 5:	Establishment of the Amount and Features of Remuneration for Directors of the Company in the Form of Stock Acquisition Rights to be Granted as “Stock Based Remuneration”
The Company asks for the shareholders’ approval to establish the amount and features of remuneration of the Directors of the Company in the form of Stock Acquisition Rights to be granted as “stock-based remuneration” and to set the details thereof based on the concept of the aforementioned new “performance-based remuneration.”
1. Reasons for Propose
The Company resolved at a meeting of the Board of Directors held on April 27, 2010 to implement a new “performance-based remuneration” system for Directors for the purposes of fostering the same perspective on corporate value with the shareholders, and consequently clarifying their incentive to enhance the long-term corporate value of the Company, by linking the remuneration of Directors more closely to the Company’s consolidated performance. (Refer to page 62.)
The Company requests that as part of the new “performance-based remuneration” system, the Stock Acquisition Rights to be granted as “stock-based remuneration” to the Directors of the Company shall have the details described at ‘2. Details of Agenda Item’ below.
The total amount of remuneration in the form of Stock Acquisition Rights to be granted to the Directors as the aforementioned “stock-based remuneration” for each fiscal year shall be no more than JPY 360 million (of which, up to JPY 50 million shall be allocated for Outside Directors), which is the same amount as that of the former remuneration in the form of stock options to be granted to the Directors that was approved at the 138th Ordinary General Meeting of Shareholders held on June 22, 2007.
The Stock Acquisition Rights to be granted as “stock-based remuneration” to the Directors of the Company (including Outside Directors), as proposed in this Item for the shareholders’ approval, are considered reasonable and appropriate because the Stock Acquisition Rights, in accordance with the purpose of the new remuneration system of the Directors, will be issued not only for the purposes of raising the morale and motivation of the Directors to contribute to the improvement of the consolidated performance, but also for the purpose of motivating them to enhance the long-term corporate value of the Company. If this Item is approved, the Company plans to issue and allocate Stock Acquisition Rights as “stock-based remuneration” to the Directors of the Company every year upon resolution of the Board of Directors, pursuant to the amount range and features that are to be approved at this Ordinary General Meeting of Shareholders.
The Company currently has ten (10) Directors (including three (3) Outside Directors), and assuming that Item 2 of the Agenda is approved as the original proposal, the number of Directors will be the same: ten (10) (including three (3) for Outside Directors).
2. Details of Agenda Item
(1)	Separately from the monthly remuneration for Directors of the Company, the yearly amount of remuneration in the form of Stock Acquisition Rights to be granted as “stock-based remuneration” to the Directors of the Company shall be no more than JPY 360 million for one (1) year; provided, however, that the salaries for Directors who also serve as employees of the Company are not included in this amount, and that up to JPY 50 million of such amount shall be allocated for Outside Directors.

(2)	The features of the Stock Acquisition Rights to be granted as “stock-based remuneration” to Directors of the Company (including Outside Directors) are as follows:

1)	Type and number of shares underlying the Stock Acquisition Rights
The maximum number of Stock Acquisition Rights to be issued in the one-year period following the date of each Ordinary General Meeting of Shareholders shall be 2,390 units (of which 330 units may be the maximum number to be allocated to Outside Directors).
The maximum number of common stocks of the Company that Directors of the Company may receive through the exercise of the Stock Acquisition Rights to be issued in the one-year period following the date of each Ordinary General Meeting of Shareholders shall be 239,000 shares (of which a maximum of 33,000 shares may be the maximum number to be allocated to Outside Directors). If the Number of Shares Granted (defined below) is adjusted, the maximum number of shares to be granted to Directors and Outside Directors will be obtained by multiplying the total number of the aforementioned Stock Acquisition Rights by the adjusted Number of Shares Granted.
The number of shares underlying one (1) Stock Acquisition Right (“Number of Shares Granted”) shall be 100 shares. If, however, the Company either effects a stock split of its common stock (including gratis allotment of common stocks of the Company to shareholders; the same applies hereinafter) or effects a stock consolidation after the date of resolution of this Item (hereinafter “Resolution Date”), the Number of Shares Granted in connection with the aforementioned Stock Acquisition Rights shall be adjusted proportionately, in accordance with the ratio of the stock split or the stock consolidation in question. Also, if it is necessary to adjust the Number of Shares Granted after the Resolution Date for other reasons, the Company may adjust the Number of Shares Granted in connection with the aforementioned Stock Acquisition Rights to the extent reasonable.
Fractions of less than one (1) share resulting from the foregoing adjustments shall be rounded down.
2)	Amount of assets to be paid upon exercise of the Stock Acquisition Rights
The amount of assets to be paid upon exercise of the Stock Acquisition Rights shall be JPY 1 per each one (1) share to be transferred upon exercise of the Stock Acquisition Rights, multiplied by the Number of Shares Granted.
3)	Exercise period for the Stock Acquisition Rights
The exercise period for the Stock Acquisition Rights shall be five (5) year period from the date, which comes three (3) years after the date of allotment of the Stock Acquisition Rights.
4)	Restrictions on the transfer and acquisition of Stock Acquisition Rights
Acquisition of the Stock Acquisition Rights by transfer shall be required to be approved by the resolution of the Board of Directors of the Company.
5)	Conditions for exercising the Stock Acquisition Rights
If a holder of Stock Acquisition Rights who is a Director, Corporate Auditor or employee of the Company, or a Director, Corporate Auditor or employee of an affiliate of the Company, loses all their respective positions at the Company or affiliate, that person shall be able to exercise the Stock Acquisition Rights only within three (3) year period from the date they lost such position; provided, however, that the period shall not exceed the original exercise period for the Stock Acquisition Rights described at 3) above. Other terms and conditions concerning the exercise of Stock Acquisition Rights shall be decided by the resolution of the Board of Directors of the Company.

Item 6:	Giving the Board of Directors the Authority to Issue Stock Acquisition Rights as “Stock-Based Remuneration” to Employees of the Company and Directors of Major Subsidiaries of the Company
The Company asks for the shareholders’ approval to give the Company’s Board of Directors the authority to issue Stock Acquisition Rights as “stock-based remuneration” to employees of the Company and Directors of Major Subsidiaries of the Company in accordance with the provisions of Articles 236, 238 and 239 of the Corporation Act.
1.	Reasons for Issuing the Stock Acquisition Rights on Preferential Terms and Conditions

The Company would like to grant Stock Acquisition Rights to employees of the Company and to the Directors of major subsidiaries of the Company as gratis issue not only for the purposes of raising their morale and their motivation to contribute to the improvement of the consolidated performance of the Company, but also for the purpose of clarifying their incentive to enhance the long-term corporate value of the Company by fostering the same perspective on corporate value with the shareholders. The number of Stock Acquisition Rights to be granted as gratis issue shall be determined based on the Company’s consolidated performance with the same payment criteria of the “stock based remuneration” as the Directors of the Company.

2.	The features and the Maximum Number of the Stock Acquisition Rights that the Board of Directors can decide to Issue under the Authority Granted by a Resolution at this Ordinary General Meeting of Shareholders
(1)	The maximum number of the Stock Acquisition Rights for which the terms and conditions of the issuance can be determined based on the authority granted by this Ordinary General Meeting of Shareholders

The maximum number of Stock Acquisition Rights to be issued under the conditions described in ‘2.(3)’ below shall be 558 units.
The maximum number of common stocks to be issued upon the exercise of the Stock Acquisition Rights shall be 55,800 shares, and if the Number of Shares Granted (defined below) subject to Stock Acquisition Rights is adjusted as provided for in ‘2.(3)’ below, the maximum number of common stock to be issued shall be the number obtained by multiplying the above mentioned maximum number of the Stock Acquisition Rights by the adjusted number of shares in connection with the Stock Acquisition Rights.
(2)	The Company may issue Stock Acquisition Rights in question as gratis issue.

(3)	The features of the Stock Acquisition Rights to be issued on the basis of the authority granted by this Ordinary General Meeting of Shareholders
1)	Type and number of shares underlying Stock Acquisition Rights
The shares to be issued for the Stock Acquisition Rights shall be common stock, and the number of shares subject to one (1) Stock Acquisition Right (“Number of Shares Granted”) shall be 100 shares. However, after the resolution date of this Item (hereinafter “Resolution Date”), if the Company effects stock split of its common stock (including gratis allotment of common stock to shareholders; the same applies hereinafter) or effects a stock consolidation, the Number of Shares Granted subject to one (1) Stock Acquisition Right shall be adjusted proportionately, in accordance with the ratio of the stock split or the stock consolidation in question. Also, if it is necessary to adjust the Number of Shares Granted after the Resolution Date for reasons other than the aforementioned reasons, the Company shall adjust the Number of Shares Granted in connection with the aforementioned Stock Acquisition Rights to the extent reasonable.
Fractions of less than one (1) share resulting from the foregoing adjustment shall be rounded down.
2)	Amount of assets to be paid upon exercise of the Stock Acquisition Rights
The amount of assets to be paid upon exercise of the Stock Acquisition Rights shall be JPY 1 per each one (1) share to be transferred upon exercise of the Stock Acquisition Rights, multiplied by the Number of Shares Granted.

3)	Exercise period for the Stock Acquisition Rights

From August 2, 2013 to July 31, 2018

4)	Matters concerning the increase in paid-in capital and capital surplus in the event of issuance of shares upon the exercise of the Stock Acquisition Rights
i.	The amount of paid-in capital increase in the event of the issuance of shares upon the exercise of the Stock Acquisition Rights shall be one half of the maximum amount of capital increase, calculated in accordance with Article 17, Paragraph 1 of the Corporate Accounting regulations. Fractions less than one (1) yen resulting from the calculation shall be rounded up.

ii.	An increase in the capital surplus in the event of the issuance of shares upon exercise of the Stock Acquisition Rights shall be the amount obtainable by subtracting the amount of the paid-in capital increase from the maximum amount of the capital increase, as set forth in ‘4) i’ above.
5)	Restriction on Acquisition of the Stock Acquisition Rights by Transfer
Acquisition of the Stock Acquisition Rights by transfer shall be required to be approved by the resolution of the Board of Directors of the Company.
6)	Provisions pertaining to acquisition of the Stock Acquisition Rights by the Company
The Stock Acquisition Rights do not contain the provisions pertaining to the acquisition by the Company.
7)	Conditions for exercising the Stock Acquisition Rights
If a holder of Stock Acquisition Rights who is a Director, Corporate Auditor or employee of the Company, or a Director, Corporate Auditor or employee of an affiliate of the Company, loses his or her all respective status set above, that person is able to exercise the Stock Acquisition Rights only within a period of three (3) year period from the date they lost such position; provided, however, that the period shall not exceed the original exercise period for the Stock Acquisition Rights described at ‘3)’ above, and the other terms and conditions concerning the exercise of Stock Acquisition Rights shall be decided by the resolution of the Board of Directors of the Company.
8)	In the event where the Company engages in any merger (limited to a case where the Company ceases to exist as the result of the merger), a corporate split in which a division of the Company is merged into an existing company, a corporate split in which a division of the Company is spun off to establish a new company (for both, limited to cases where the Company is split up), or an exchange or transfer of shares (for both, limited to cases where the Company becomes a fully-owned subsidiary) (hereinafter collectively “Restructuring Actions”), each person holding the remaining Stock Acquisition Rights at the time the Restructuring Actions take effect (hereinafter “Remaining Stock Acquisition Rights”) shall be granted the Stock Acquisition Rights of the relevant stock companies prescribed in Article 236, Paragraph 1, Item 8, (a) through (e) of the Corporation Act (hereinafter “Reorganized Company”), in accordance with the conditions set forth below. In this event, the Remaining Stock Acquisition Rights shall become null and void and new Stock Acquisition Rights in the Reorganized Company shall be issued. However, the new Stock Acquisition Rights shall be granted only if provisions for granting them in accordance with the following conditions (i—viii) are included as conditions in a merger agreement (in which the Company is merged into a Reorganized Company or a Reorganized Company is established as the result of the merger), a corporate split agreement (in which a division of the Company is merged into a Reorganized Company), a plan for a corporate split (in which a division of the Company is spun off to establish a Reorganized Company), a share exchange agreement or a plan for transfer of shares (in which the Company becomes a fully-owned subsidiary of a Reorganized Company).
i.	Number of the Stock Acquisition Rights of a Reorganized Company to be granted

At the time the Restructuring Actions take effect, each holder of the Remaining Stock Acquisition Rights shall be granted the Stock Acquisition Rights of which the number is equivalent to the number of such Rights held at the Reorganized Company.

ii.	Type of shares of the Reorganized Company to be issued for the Stock Acquisition Rights

Type of shares subject to the Stock Acquisition Rights shall be common stock of the Reorganized Company.

iii.	Number of shares of the Reorganized Company to be issued upon exercise of the Stock Acquisition Rights

The number of shares shall be determined in accordance with ‘1)’ above, after taking into consideration the conditions or other factors concerning the Restructuring Actions.

iv.	Amount of assets to be paid upon the exercise of the Stock Acquisition Rights

The amount of assets to be paid upon the exercise of newly granted Stock Acquisition Rights shall be the amount obtainable by multiplying JPY 1 per each one (1) share the Exercise Price to be adjusted after taking into consideration the conditions and other factors concerning the Restructuring Actions, by the number of shares to be issued for each acquisition right as determined in ‘8) iii’ above.

v.	Exercise period for the Stock Acquisition Rights

The Exercise Period shall begin on either the first date of the exercise period for the Stock Acquisition Rights stipulated in ‘3)’ above, or on the date that the Restructuring Actions take effect, whichever comes later, and shall continue to the final date of the exercise period for the Stock Acquisition Rights stipulated in ‘3)’ above.

vi.	Increase in paid-in capital and capital surplus in the event of the issuance of shares upon exercise of the Stock Acquisition Rights

Such increases shall be determined based on ‘4)’ above.

vii.	Restriction on Acquisition of the Stock Acquisition Rights by Transfer

Acquisition of the Stock Acquisition Rights by transfer shall be required to be approved by the Reorganized Company.

viii.	Provisions pertaining to acquisition of the Stock Acquisition Rights

The Stock Acquisition Rights do not contain the provisions pertaining to the acquisition of the Stock Acquisition Rights.
9)	In case where the number of shares to be issued or transferred to the holders of the Stock Acquisition Rights includes any fraction less than one (1) share, such fraction shall be rounded down.
(4)	Delegation of authority to make decisions regarding the issuance of the Stock Acquisition Rights and related matters
In addition to the above provisions, decisions regarding the issuance of the Stock Acquisition Rights and all the relevant details shall be decided by the resolution of the Board of Directors of the Company which shall be held separately.
End